UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3, File Nos. 333-12096, 333-13550 and 333-84510, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

DEFINED TERMS

The term "Report" refers to this Quarterly Report on Form 6-K for the six-month period ended June 30, 2003.

Deutsche Telekom AG is a private stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term "Deutsche Telekom" refers to Deutsche Telekom AG and the terms "we," "us", "our" and "Group" refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service in the United States is Deutsche Telekom, Inc., 280 Park Avenue, 26th Floor, New York, NY, 10017.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words "expects," "anticipates," "believes," "intends," "estimates," "aims," "plans," "will," "will continue," "seeks" and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction program, including its degree of success in achieving desired levels of liquidity improvement and proceeds from disposals; the development of our cost control initiatives, including in the area of personnel reduction; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure the licenses needed to offer new services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in "Forward-Looking Statements," "Item 3. Key Information — Risk Factors" and "Item 5. Operating and Financial Review and Prospects — Factors Affecting Our Business" contained in our most recent Annual Report on Form 20-F/A for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

EXCHANGE RATES

Unless otherwise indicated, all amounts in this document are expressed in euros. As used in this document, "euro" or "EUR" means the single unified currency that was introduced in the Federal Republic of Germany (referred to as the "Federal Republic") and ten other participating member states of the European Union on January 1, 1999. "U.S. dollar" or "USD" means the lawful currency of the United States of America. As used in this document, the term "noon buying rate" refers to the rate of exchange for euro, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies. Unless otherwise stated, conversions of euro into U.S. dollars have been made at the rate of EUR 1.1502 to USD 1.00, which was the noon buying rate on June 30, 2003.

Amounts appearing in this report that were translated into euros from other currencies were translated in accordance with the principles described in the consolidated financial statements contained in our Annual Report on Form 20-F/A under "Consolidation principles — Foreign currency translation."

DEUTSCHE TELEKOM AT A GLANCE

	For the six months ended June 30,				For the year December 31, 2002
	2003	2002	Change	% Change
	millions of € (except where indicated)
Total net revenues (total revenues excluding inter-segment revenues)	27,211	25,754	1,457	5.7	53,689
Domestic	17,136	17,201	(65)	(0.4)	35,288
International	10,075	8,553	1,522	17.8	18,401
Results from ordinary business activities (1)	1,092	(3,347)	4,439	n.m.	(27,150)
Financial income (expense), net	(1,945)	(2,930)	985	33.6	(6,022)
Depreciation and amortization	(6,481)	(7,874)	1,393	17.7	(36,880)
Property, plant and equipment	(4,133)	(4,750)	617	13.0	(9,525)
Intangible assets	(2,348)	(3,124)	776	24.8	(27,355)
Other taxes	(96)	(102)	6	5.9	(364)
Net income (loss)	1,109	(3,891)	5,000	n.m.	(24,587)
Earnings (loss) per share /ADS (EUR) (2)	0.26	(0.93)	1.19	n.m.	(5.86)
Investments in property, plant and equipment and intangible assets (3)	(2,105)	(3,497)	1,392	39.8	(7,928)
Net cash provided by operating activities	6,260	6,645	(385)	(5.8)	12,463
Equity ratio (%)(4)	28.6	36.3			28.1
Debt (in accordance with consolidated balance sheet)	61,248	66,910	(5,662)	(8.5)	63,044
Number of employees at balance sheet date
Deutsche Telekom Group	250,533	254,806	(4,273)	(1.7)	255,969
Salaried employees (excl. civil servants)	200,554	202,048	(1,494)	(0.7)	205,193
Civil servants	49,979	52,758	(2,779)	(5.3)	50,776
Telephone lines (incl. ISDN channels) (5)	58.1	57.9	0.2	0.3	58.1
Mobile communications subscribers (majority shareholdings) (6)	61.4	52.9	8.5	16.1	58.6

n.m. – not meaningful
(1)	Prior year figures adjusted for other taxes. Until the end of 2002, we classified our consolidated statement of operations using the total-cost method. In this report, we are publishing our consolidated statement of operations in accordance with the cost-of-sales method. Besides the allocation of operational expenses to individual areas of operations, this also involves including other taxes in the operating results, or results from ordinary business activities. The prior-year comparatives have been restated accordingly to conform to the cost-of-sales method.
(2)	Earnings (loss) per share for each period are calculated by dividing net income (loss) by the weighted average number of outstanding shares. The share/American Depository Share (ADS) ratio is 1:1.
(3)	Excluding goodwill.
(4)	The ratio equals total shareholders' equity divided by total assets.
(5)	Number of telephone channels (including those provided by T-Com as well as T-Systems and those used within the group) as of the balance sheet date, includes the first time Maktel, a MATAV subsidiary. The figures for 2002 have been adjusted accordingly. All amounts are in millions.
(6)	The number of subscribers of the consolidated subsidiaries included within our T-Mobile division plus HT Mobiline Telekomunikacije and Westel, at the balance sheet date. All amounts are in millions.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2003 AND DECEMBER 31, 2002 AND
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003 AND 2002
AND THE YEAR ENDED DECEMBER 31, 2002
(Unaudited)

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

		For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,
		2003	2002	2003	2002	2002
		(millions of €, except per share data)
	Note
Net revenue		13,593	12,984	27,211	25,754	53,689
Cost of sales		(7,741)	(8,362)	(15,310)	(16,050)	(44,477)
Gross profit		5,852	4,622	11,901	9,704	9,212
Selling costs		(3,168)	(3,084)	(6,555)	(6,363)	(13,264)
General and administrative costs		(1,290)	(1,415)	(2,625)	(2,673)	(6,062)
Other operating income	(3)	1,118	927	2,629	1,780	3,901
Other operating expense	(4)	(1,061)	(1,539)	(2,313)	(2,865)	(14,915)
Operating results		1,451	(489)	3,037	(417)	(21,128)
Financial income (expense), net	(5)	(853)	(1,182)	(1,945)	(2,930)	(6,022)
Results from ordinary business activities (1)		598	(1,671)	1,092	(3,347)	(27,150)
Income taxes	(6)	(266)	(329)	194	(388)	2,847
Income (loss) after taxes		332	(2,000)	1,286	(3,735)	(24,303)
Income applicable to minority shareholders		(76)	(83)	(177)	(156)	(284)
Net income (loss)		256	(2,083)	1,109	(3,891)	(24,587)
Earnings (loss) per share(2)/ADS(3) (German GAAP)		0.06	(0.50)	0.26	(0.93)	(5.86)

(1)	Including other taxes in accordance with the classification of the statement of operations by the cost-of-sales-method.

(2)	Earnings (loss) per share (according to German GAAP) for each period are calculated by dividing net income (loss) by the weighted average number of outstanding shares.

(3)	One ADS (American Depository Share) corresponds in economic terms to one share of Deutsche Telekom AG common stock.

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

		As of June 30, 2003	As of December 31, 2002
		(millions of €)
	Note
ASSETS
Noncurrent assets	(9)
Intangible assets		48,894	53,402
Property, plant and equipment		48,822	53,955
Financial assets		3,509	4,169
		101,225	111,526
Current assets
Inventories, materials and supplies		1,348	1,556
Receivables		6,296	6,258
Other assets		3,533	3,392
Marketable securities		115	413
Liquid assets		8,526	1,905
		19,818	13,524
Prepaid expenses and deferred charges		1,294	771
TOTAL ASSETS		122,337	125,821

SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity	(10)
Capital stock		10,746	10,746
Additional paid-in capital		50,085	50,077
Retained earnings		248	248
Unappropriated net income (loss) carried forward from previous year		(24,564)	23
Net income (loss)		1,109	(24,587)
Cumulative translation adjustment account		(6,690)	(5,079)
Minority interest		4,016	3,988
		34,950	35,416
Accruals
Pensions and similar obligations		4,249	3,942
Other accruals		10,455	12,155
		14,704	16,097
Liabilities	(11)
Debt		61,248	63,044
Other		10,641	10,541
		71,889	73,585
Deferred income		794	723
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		122,337	125,821

The acompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Unaudited)

	Capital stock nominal value	Additional paid-in capital	Consolidated shareholders' equity generated	Cumulative translation adjustment account	Minority interest	Shareholders' equity in accordance with the consolidated balance sheet	Treasury stock	Consolidated shareholders' equity
	(millions of €)
Balance at Dec. 31, 2001	10,746	49,994	1,826	(1,572)	5,307	66,301	(7)	66,294
Changes in the composition of the group					(2,116)	(2,116)		(2,116)
Dividends for 2001			(1,539)		(19)	(1,558)		(1,558)
Proceeds from exercise of stock options		79				79		79
Net loss			(3,891)		156	(3,735)		(3,735)
Foreign currency translation			(16)	(3,757)	2	(3,771)		(3,771)
Balance at June 30, 2002	10,746	50,073	(3,620)	(5,329)	3,330	55,200	(7)	55,193
Balance at December 31, 2002	10,746	50,077	(24,316)	(5,079)	3,988	35,416	(7)	35,409
Changes in the composition of the group					(5)	(5)		(5)
Dividends for 2002					(79)	(79)		(79)
Proceeds from exercise of stock options		8				8		8
Net income			1,109		177	1,286		1,286
Foreign currency translation				(1,611)	(65)	(1,676)		(1,676)
Balance at June 30, 2003	10,746	50,085	(23,207)	(6,690)	4,016	34,950	(7)	34,943

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	For the six months ended June 30,		For the year ended December 31,
	2003	2002	2002
	(millions of €)
Cash flows from operating activities
Net income (loss)	1,109	(3,891)	(24,587)
Income applicable to minority shareholders	177	156	284
Income (loss) after taxes	1,286	(3,735)	(24,303)
Depreciation and amortization	6,481	7,874	36,880
Income tax expense (benefit)	(194)	388	(2,847)
Net interest expense	1,930	2,083	4,048
Results from the disposal of noncurrent assets	(608)	214	(428)
Results from associated companies	22	154	430
Other noncash transactions	(451)	960	1,144
Change in working capital (assets) (1)	(926)	(413)	184
Decrease in accruals	146	482	1,410
Change in working capital (liabilities) (2)	59	(327)	101
Income taxes received (paid)	235	677	(15)
Dividends received	41	44	63
Cash generated from operations	8,021	8,401	16,667
Net interest paid	(1,761)	(1,756)	(4,204)
Net cash provided by operating activities	6,260	6,645	12,463

Cash flows from investing activities
Cash outflows from investments in
intangible assets	(287)	(388)	(841)
property, plant and equipment	(2,007)	(3,439)	(6,784)
financial assets	(221)	(363)	(568)
consolidated companies	(26)	(4,791)	(6,405)
Cash inflows from disposition of
intangible assets	11	2	14
property, plant and equipment	548	196	1,304
financial assets	1,050	770	1,130
shareholdings in consolidated companies and business units	1,502	0	697
Net change in short-term investments and marketable securities	(4,792)	193	226
Other	0	428	1,187
Net cash used for investing activities	(4,222)	(7,392)	(10,040)

Cash flows from financing activities
Net changes in short-term debt	(3,534)	(3,765)	(10,012)
Issuance of medium and long-term debt	5,157	7,868	11,677
Repayments of medium and long-term debt	(2,048)	(2,805)	(3,472)
Dividends paid	(54)	(1,558)	(1,582)
Proceeds from exercise of stock options	8	0	1
Changes in minority interests	(7)	(47)	(47)
Net cash used for financing activities	(478)	(307)	(3,435)

Effect of foreign exchange rate changes on cash and cash equivalents	(18)	(14)	(14)
Net increase (decrease) in cash and cash equivalents	1,542	(1,068)	(1,026)
Cash and cash equivalents, at beginning of the period	1,712	2,738	2,738
Cash and cash equivalents, at end of the period	3,254	1,670	1,712

(1)	Changes in receivables, other assets, inventories, materials and supplies and deferred expenses

(2)	Changes in other liabilities (which do not relate to financing activities) and deferred income

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

Note (1) Summary of presentation principles

The condensed consolidated financial statements (unaudited) of Deutsche Telekom as of June 30, 2003 and December 31, 2002 and for the three months and the six months ended June 30, 2003 and 2002 and the year ended December 31, 2002, have been prepared in accordance with the requirements of the German Commercial Code (Handelsgesetzbuch — HGB) and the German Stock Corporation Law (Aktiengesetz — AktG).

Until the end of 2002, we classified our condensed consolidated statement of operations using the total-cost method. Beginning with the first quarter of 2003, we published our condensed consolidated statement of operations using the cost-of-sales method, which is more common for international financial statements. Besides allocating operational expenses to functional areas, this also involves including other taxes in the operating results, or results from ordinary business activities. The prior-year comparative financial information has been revised to conform to the current year presentation.

These condensed consolidated financial statements are unaudited. In management's opinion, these unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operations, balance sheet and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. These financial results should be read in conjunction with the Company's report on Form 20-F/A for the year ended December 31, 2002.

German GAAP differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the balance sheets as of June 30, 2003 and December 31, 2002 and net income (loss) for the six months ended June 30, 2003 and 2002. A qualitative and quantitative discussion of the significant differences between German GAAP and U.S. GAAP appears in note (14) herein, and in more detail in Notes (40) through (43) to our consolidated financial statements contained in our Annual Report on Form 20F/A for the year ended December 31, 2002.

Note (2) Changes within the consolidated group

We acquired shareholdings in various companies during the second half of 2002, which were not included in the consolidated financial statements as of June 30, 2002. The most significant of these were T-Mobile Netherlands Holding B.V. (at T-Mobile), Detecon International GmbH (at T-Systems), and Interactive Media CCSP AG (at T-Online). In addition, shareholdings were sold in the first six months of 2003, which were included in the consolidated financial statements as of June 30, 2002. These were, at T-Com, the remaining cable business and, at T-Systems, predominantly T-Systems SIRIS S.A.S. and TeleCash Kommunikations-Service GmbH. The following table shows the effects of these acquisitions and disposals on the individual line items of the condensed consolidated statement of operations for the first six months of 2003. The other operating expenses figure shown below includes goodwill amortization and write-downs relating to these companies totaling EUR 47 million.

	T-Mobile	T-Online	T-Systems	T-Com	Total
	(millions of €)
Net revenue	389	2	(24)	(195)	172
Cost of sales	(275)	(1)	35	145	(96)
Gross profit	114	1	11	(50)	76
Selling costs	(159)	(1)	2	45	(113)
General and administrative costs	(18)	(5)	(5)	(16)	(44)
Other operating income	4	3	117	315	439
Other operating expenses	(58)	0	(8)	(67)	(133)
Financial income/ (expense), net	(15)	(1)	2	(4)	(18)
Results from ordinary business activities	(132)	(3)	119	223	207
Income taxes	0	0	0	(176)	(176)
Income (loss) after taxes	(132)	(3)	119	47	31
(Income) loss applicable to minority shareholders	0	0	0	0	0
Net income (loss)	(132)	(3)	119	47	31

Note (3) Other operating income

The components of other operating income for the six months ended June 30, 2003 and 2002 are as follows:

	For the six months ended June 30,
	2003	2002
	(millions of €)

Reversal of accruals	365	533
Income from the disposal of noncurrent assets (Including sales of investments)	1,078	265
Income from the reversal of valuation adjustments (including asset-backed securities)	353	261
Cost reimbursements	256	165
Foreign currency transaction gains	90	63
Insurance compensation	42	21
Refund of value-added-tax (§15a UstG)	27	34
Other income	418	438
Total	2,629	1,780

Note (4) Other operating expenses

The components of other operating expenses for the six months ended June 30, 2003 and 2002 are as follows:

	For the six months ended June 30,
	2003	2002
	(millions of €)

Amortization of goodwill	(1,270)	(1,716)
Foreign currency transaction losses	(136)	(206)
Losses on disposition of non-current assets	(107)	(488)
Other operating expenses	(800)	(455)
Total	(2,313)	(2,865)

Note (5) Financial income (expense), net

The components of financial expense, net for the three- and six-months ended June 30, 2003 and 2002 are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002
	(millions of €)

Net interest expense	(873)	(981)	(1,930)	(2,083)
Income (loss) related to associated and related companies	4	(4)	1	(113)
Write-downs on financial assets and marketable securities	16	(197)	(16)	(734)
Financial income (expense), net	(853)	(1,182)	(1,945)	(2,930)

Note (6) Income Taxes

Our domestic combined income tax rate for the first six months of 2003 was 40.5%, consisting of a corporate income tax of 25%, increased over one year by 1.5% to 26.5% to fund the reparations resulting from the 2002 floods in Eastern Germany, a trade earnings tax (at an average rate) and a solidarity surcharge levied at 5.5% on corporate income tax.

We have recognized a tax benefit in the first six months of 2003 as a result of the effect of the change of the legal form of T-Mobile from a stock corporation to a partnership, due to permanent differences between taxable income and pretax financial income and due to differences between domestic and foreign tax rates and regulations. These benefits were partially offset by the effects of tax losses for which deferred tax assets were not recorded, and goodwill amortization and capital losses that were not tax-deductible.

Note (7) Personnel

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002
	(millions of €)

Personnel costs	(3,510)	(3,293)	(6,902)	(6,498)

Personnel costs increased by EUR 404 million, or 6.2 percent, in the first half of 2003 compared with the same period in 2002. This increase is mainly attributable to collectively agreed wage and salary increases and the effect of an adjusted discount rate applied to pension accruals (additional minimum liability), which amounted to EUR 230 million.

The decrease in the number of employees, both on average and on the balance sheet dates, is the result of offsetting effects: on the one hand, staff downsizing at T-Com and T-Systems in part resulting from reductions relating to the sale of shareholdings and, on the other hand, an increase in the number of employees at T-Mobile primarily in the U.S. and as a result of the first time full consolidation of T-Mobile Netherlands as of September 30, 2002.

Average number of employees

	For the six months ended June 30,				For the year ended December 31,
	2003	2002	Change	% Change	2002
Civil servants	50,198	53,850	(3,652)	(6.8)	52,961
Salaried employees (excl. civil servants)	202,503	202,366	137	0.1	202,935
Deutsche Telekom group	252,701	256,216	(3,515)	(1.4)	255,896
Trainees/student interns	9,811	9,192	619	6.7	9,869

Number of employees at balance sheet date

	As of June 30,				December 31,
	2003	2002	Change	% Change	2002
Civil servants	49,979	52,758	(2,779)	(5.3)	50,776
Salaried employees (excl. civil servants)	200,554	202,048	(1,494)	(0.7)	205,193
Deutsche Telekom group	250,533	254,806	(4,273)	(1.7)	255,969
Trainees/student interns	9,406	9,204	202	2.2	11,709

Note (8) Depreciation and amortization

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
	(millions of €)

Amortization of intangible assets	(1,180)	(1,635)	(2,348)	(3,124)
of which: UMTS licenses	(148)	(182)	(299)	(365)
of which: U.S. mobile communications licenses	(128)	(297)	(265)	(596)
of which: goodwill	(629)	(876)	(1,270)	(1,716)
Depreciation of property, plant and equipment	(2,032)	(2,585)	(4,133)	(4,750)
Depreciation and amortization	(3,212)	(4,220)	(6,481)	(7,874)

The year-on-year decrease for the six month period ended June 30 of EUR 0.8 billion, or approximately 25 percent, in amortization of intangible assets is mainly a result of the reduced amortization base due to the high level of write-downs on goodwill and mobile communications licenses in the second half of 2002 as part of the strategic review. The decrease of around EUR 0.6 billion, or 13 percent, in depreciation of property, plant and equipment is mainly due – in addition to deconsolidation effects primarily from the sale of the cable business – to the non-recurrence of the write-downs on submarine cables amounting to EUR 0.2 billion in the previous year.

Note (9) Noncurrent assets

The components of noncurrent assets as of June 30, 2003 and December 31, 2002 are as follows:

	As of
	June 30, 2003	December 31, 2002
	(millions of €)

Intangible assets	48,894	53,402
of which: goodwill	26,781	29,436
of which: UMTS licenses	10,620	11,117
of which: U.S. mobile communications
licenses	9,290	10,364
Property, plant and equipment	48,822	53,955
Financial assets	3,509	4,169
Total noncurrent assets	101,225	111,526

The decline in intangible assets from EUR 53.4 billion to EUR 48.9 billion (8.4 percent) is due primarily to the effect of exchange rate losses on the translation of foreign Group companies (mainly relating to the decrease in value of the U.S. dollar compared with the euro) and to continued amortization.

The EUR 5.1 billion decrease in the carrying amount of property, plant and equipment is due primarily to the sale of the remaining cable businesses and further depreciation, combined with a decrease in the volume of new capital expenditures.

Investments

	For the six months ended June 30,
	2003	2002
	(millions of €)

Intangible assets	229	3,161
Property, plant and equipment	1,887	3,129
Financial assets	385	539
Total investments	2,501	6,829

The decrease in investments is due in part to the cuts in capital expenditures made in the previous and current years as part of the Triple-E program, our program to enhance efficiency and achieve cost savings. Furthermore, investments in intangible assets were higher last year in part due to the acquisition of the remaining shares in T-Systems ITS GmbH (formerly debis Systemhaus GmbH) for EUR 2.7 billion.

Note (10) Shareholders' equity

The components of shareholders' equity as of June 30, 2003 and December 31, 2002 are as follows:

	As of
	June 30, 2003	December 31, 2002
	(millions of €)

Capital stock	10,746	10,746
Additional paid-in capital	50,085	50,077
Retained earnings	248	248
Unappropriated net income (loss) carried forward from previous year	(24,564)	23
Net income (loss)	1,109	(24,587)
Cumulative translation adjustment account	(6,690)	(5,079)
Minority interest	4,016	3,988
Shareholders' equity	34,950	35,416

The slight decrease in shareholders' equity compared with December 31, 2002, despite the positive Group result, is primarily due to further adverse exchange rate effects from the translation of foreign Group companies. 2,670,828 treasury shares were held at June 30, 2003.

Note (11) Liabilities

The components of liabilities as of June 30, 2003 and December 31, 2002 are as follows:

	As of
	June 30, 2003	December 31, 2002
	(millions of €)

Debt
Bonds and debentures	56,776	56,752
Liabilities to banks	4,472	6,292
	61,248	63,044
Other liabilities	10,641	10,541
Total liabilities	71,889	73,585

In February 2003, we generated proceeds of approximately EUR 2.3 billion from the issuance of mandatory convertible bonds. The bonds are convertible into shares of Deutsche Telekom no later than June 1, 2006 at a conversion rate that, depending on share price performance, may vary from 3,417.1769 shares to 4,237.2881 shares for each bond (EUR 50,000 notional amount). The conversion of the bonds will result in an increase in shareholders' equity and, upon conversion, dilution to currently outstanding shares. The bonds bear interest at 6.5% per annum.

Furthermore, during the first six months of 2003, we issued fixed medium term notes within our debt issuance program in an amount of approximately EUR 2.5 billion in different currencies as follows:

Currency	Notional amount in millions of €	Average interest rate	Date of issuance	Maturity
USD	26	4.75%	January 2003	2005
JPY	36	1.80%	February 2003	2006
EUR	1,000	5.70%	February 2003	2008
EUR	63	5.70%	January 2003	2008
GBP	361	6.25%	April 2003	2010
EUR	500	6.63%	April 2003	2018
EUR	500	7.50%	January 2003	2033

EUR 2.4 billion of these medium term notes contain step-up provisions that would result in a 50 basis points increase in interest rates in the event of a lowering of our senior unsecured debt rating below Baa1 by Moody's and BBB+ by Standard & Poor's. With regard to Moody's downgrade of our senior unsecured debt rating to Baa3 in January 2003, we will be subject to these interest rate step-ups if Standard & Poor's reduces our debt rating below BBB+.

Proceeds of these bonds and medium term note issuances were used to refinance debt that was approaching maturity and to strengthen our liquidity position.

Furthermore, on June 30, 2003, T-Mobile USA repurchased bonds via a successful tender offer with a principal amount of USD 1.1 billion.

Note (12) Guarantees and commitments, and other financial obligations

Guarantees and commitments, and other financial obligations increased by EUR 1.1 billion compared to the year end 2002, mainly attributable to new purchase commitments and new lease agreements consummated during 2003.

Note (13) Segment information in accordance with SFAS 131

The structure of the segments was adapted to the adjusted reporting structure at T-Com and T-Online in the first quarter of 2003. DeTeMedien, previously included under T-Online, has been reported under T-Com since January 1, 2003. In the same way, subsequent measurement resulting from the admission of new shareholders at T-Online, and which affects the income (loss) related to associated and related companies and depreciation and amortization, is no longer reported under the T-Online segment, but rather in the reconciliation to consolidated amounts set forth in the table below. Furthermore, the direct allocation of the agency business from the T-Systems segment to the T-Com and T-Mobile segments has led to a redistribution of intersegment revenue and net revenues which does not affect total income. To facilitate comparison, prior-year figures have been adjusted in accordance with the aforementioned changes.

The first-time application of the cost-of-sales method from January 1, 2003 led to a change in the composition of income before taxes, which now includes other taxes. As no extraordinary items arose in any of the periods, the income before income taxes reported here corresponds to results from ordinary business activities. All segment information in this report has been prepared in accordance with U.S. Statement of Financial Accounting Standards No. 131 ("SFAS 131") and German Accounting Standard 3, "Segment Reporting" ("DRS 3").

The following tables give an overall summary of our segments for the second quarter and first half of both 2002 and 2003. In addition to the amounts disclosed for the segments, there also is a reconciliation line, which mainly contains consolidation entries.

For the three months ended June 30, 2003	Net revenue	Inter-segment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before taxes (2)
	(millions of €)
T-Com (1)	6,123	1,030	7,153	(1,282)	(101)	(17)	859
T-Systems (1)	1,754	813	2,567	(380)	(8)	2	(71)
T-Mobile (1)	5,233	324	5,557	(1,295)	(297)	7	475
T-Online (1)	402	47	449	(105)	29	(4)	21
Group Head- quarters & Shared Services	81	990	1,071	(213)	(508)	39	(626)
Reconciliation	-	(3,204)	(3,204)	63	12	(7)	(60)
Group	13,593	-	13,593	(3,212)	(873)	20	598

For the three months ended June 30, 2002	Net revenue	Inter-segment Revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before taxes (2)
	(millions of €)
T-Com (1)	6,577	932	7,509	(1,368)	(162)	(35)	971
T-Systems (1)	1,709	879	2,588	(654)	(22)	(11)	(438)
T-Mobile (1)	4,321	354	4,675	(1,730)	(238)	(40)	(682)
T-Online (1)	327	45	372	(105)	31	(9)	(56)
Group Head- quarters & Shared Services	50	916	966	(407)	(636)	(107)	(1,494)
Reconciliation	-	(3,126)	(3,126)	44	46	1	28
Group	12,984	-	12,984	(4,220)	(981)	(201)	(1,671)

For the six months ended June 30, 2003	Net revenue	Inter-segment Revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before taxes (2)
	(millions of €)
T-Com (1)	12,564	2,079	14,643	(2,600)	(231)	(19)	2,277
T-Systems (1)	3,469	1,658	5,127	(747)	(26)	2	(89)
T-Mobile (1)	10,239	628	10,867	(2,559)	(601)	9	398
T-Online (1)	796	98	894	(207)	60	(6)	23
Group Head- quarters & Shared Services	143	2,021	2,164	(499)	(1,155)	7	(1,452)
Reconciliation	-	(6,484)	(6,484)	131	23	(8)	(65)
Group	27,211	-	27,211	(6,481)	(1,930)	(15)	1,092

For the six months ended June 30, 2002	Net revenue	Inter-segment Revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before taxes (2)
	(millions of €)
T-Com (1)	13,105	1,937	15,042	(2,696)	(351)	(292)	1,672
T-Systems (1)	3,400	1,679	5,079	(1,010)	(21)	(14)	(540)
T-Mobile (1)	8,439	701	9,140	(3,459)	(456)	(144)	(1,543)
T-Online (1)	649	89	738	(208)	63	(17)	(149)
Group Head- quarters & Shared Services	161	1,762	1,923	(640)	(1,323)	(381)	(2,731)
Reconciliation	-	(6,168)	(6,168)	139	5	1	(56)
Group	25,754	-	25,754	(7,874)	(2,083)	(847)	(3,347)

(1)	Adjusted to reflect the 2002 and 2003 reporting structures.
(2)	Income before income taxes

Note (14) Significant differences between German GAAP and United States GAAP

        (a) Reconciliation to U.S. GAAP

The unaudited condensed consolidated financial statements have been prepared in accordance with German GAAP, which differs in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Application of U.S. GAAP would have affected the results of operations for each of the six months ended June 30, 2003 and June 30, 2002 and the balance sheets as of June 30, 2003 and December 31, 2002. Reconciling items, which generally are consistent with prior year reconciling items are described in detail in the Company's report on Form 20-F/A for the year ended December 31, 2002. Reconciling items arising in fiscal 2003 have been described below.

The following table summarizes the principal adjustments to reconcile net income (loss) under German GAAP to the amounts that would have been reported had U.S. GAAP been applied.

	For the six months ended June 30,
	2003	2002
	(millions of €, except per share data)

Net income (loss) as reported in the condensed consolidated financial statements under German GAAP	1,109	(3,891)
U.S. GAAP reconciling adjustments (1)
Differences in long-lived assets
Differences in fixed assets	(199)	498
Mobile communication licenses	1,124	1,553
Internally developed software	(22)	13
Goodwill and asset differences	883	1,357
Write-down of tradenames	-	(524)
Derivatives and related foreign exchange differences	(88)	146
Accruals for personnel restructuring	(12)	-
Accruals for pensions (2)	230	-
Deferral of gains on divestitures	-	300
Deferred income	33	(25)
Capital raising and financing costs	-	(21)
Asset backed securitizations	(58)	151
Investments in equity investees	6	24
Effects of full consolidation of debis, net of tax	-	(34)
Implementation of SFAS 143 (3)	143	-
Asset retirement obligations (3)	(73)	-
Other differences	(33)	20
Income taxes	(1,592)	(4,626)
Net income (loss) under U.S. GAAP	1,451	(5,059)
Net income (loss) before cumulative effect of change in accounting principle	1,367	(5,059)
Cumulative effect of changes in accounting principle – adoption of SFAS 143 in 2003, net of tax	84	-
Net income (loss) under U.S. GAAP	1,451	(5,059)
Basic and diluted EPS under U.S. GAAP (4)
EPS before implementation of SFAS 143	0.33	(1.22)
Cumulative effect from implementation of SFAS 143	0.02	-
Total basic and diluted EPS	0.35	(1.22)

(1)	Unless otherwise indicated, the reconciling items between German and U.S. GAAP generally are consistent with prior year reconciling items. For a detailed description of these reconciling items, please refer to Notes (40) through (43) of our consolidated financial statements contained in our Annual Report on Form 20-F/A for the year ended December 31, 2002.
(2)	The increase to the pension liability recorded for German GAAP during the six months ended June 30, 2003 due to a change in interest rates has been reversed under U.S. GAAP, as a complete remeasurement was not performed.
(3)	See disclosure under note (14)(e).
(4)	See disclosure under note (14)(c)

The following table summarizes the principal adjustments to reconcile shareholders' equity under German GAAP to the amounts that would have been reported had U.S. GAAP been applied.

	As of
	June 30, 2003	December 31, 2002
	(millions of €)

Shareholders' equity as reflected in the condensed consolidated financial statements under German GAAP	34,950	35,416
U.S. GAAP reconciling adjustments (1)
Differences in long-lived assets
Differences in fixed assets	3,389	3,579
Mobile communication licenses	8,023	7,108
Internally developed software	474	502
Goodwill and asset differences	118	(470)
Effects of dilution gains	1,085	1,085
Unrealized gains on marketable securities	63	166
Derivatives and related foreign exchange differences	100	82
Accruals for personnel restructuring	303	316
Accruals for pensions (2)	230	-
Deferred income	(1,211)	(1,243)
Asset backed securitizations	46	103
Investments in equity investees	(9)	(43)
Asset retirement obligations (3)	77	-
Other differences	27	52
Income tax	1,279	2,686
Minority interest	(4,016)	(3,988)
Shareholders' equity under U.S. GAAP	44,928	45,351

(1)	Unless otherwise indicated, the reconciling items between German and U.S. GAAP generally are consistent with prior year reconciling items. For a detailed description of these reconciling items, please refer to Notes (40) through (43) to the Company's consolidated financial statements contained in its annual report on Form 20-F/A for the year ended December 31, 2002.
(2)	The increase to the pension liability recorded for German GAAP during the six months ended June 30, 2003 due to a change in interest rates has been reversed under U.S. GAAP, as a complete remeasurement was not performed.
(3)	See disclosure note (14)(e)

        (b) Consolidated statement of comprehensive loss

In addition to the presentation of condensed consolidated financial statements, which must be disclosed in accordance with German GAAP, a statement of comprehensive loss is required to be disclosed under U.S. GAAP. Comprehensive loss includes, in addition to net income (loss), certain changes to shareholders' equity that does not affect net income (loss) and is not related to capital payments, dividend payments or similar transactions with shareholders.

	For the six months ended June 30,
	2003	2002
	(millions of €)

Net income (loss) under U.S. GAAP	1,451	(5,059)
Other comprehensive loss:
Difference from currency translation	(1,798)	(4,048)
Net losses on derivatives	(9)	(14)
Unrealized net (losses) gains on marketable securities	(41)	(63)
Reclassification of net realized (gains) losses included in net income	(45)	25
Other	(3)	-
Other comprehensive loss	(1,896)	(4,100)
Total comprehensive loss under U.S. GAAP	(445)	(9,159)

        (c) Earnings (loss) per share

The computation of basic and diluted earnings (loss) per share is as follows (in millions of euro or shares, except earnings (loss) per share):

	For the six months ended June 30,
	2003	2002
	(millions of €, except per share data)

Net income (loss) – basic	1,451	(5,059)
Adjustments (2)	37	-
Adjusted net income (loss) – diluted	1,488	(5,059)

Weighted average number of shares outstanding German GAAP	4,195	4,195
Adjustments (1)	(32)	(38)
Weighted average number of shares outstanding U.S. GAAP –	4,163	4,157
basic
Dilutive effect of options and warrants (3)	6	-
Dilutive effect of mandatory convertible bonds (2)	125	-
Weighted average number of shares outstanding - diluted	4,294	4,157

Basic earnings (loss) per share in accordance with U.S. GAAP	0.35	(1.22)
Diluted earnings (loss) per share in accordance with U.S. GAAP	0.35	(1.22)

(1)	Under U.S. GAAP, the weighted average shares outstanding has been adjusted to eliminate shares held in a trust, which are considered issued and outstanding for German GAAP but not for U.S. GAAP.
(2)	Under U.S. GAAP, diluted EPS includes shares to be issued upon conversion of the Company's mandatory convertible bonds. Both net income and the weighted average number of shares outstanding have been calculated assuming conversion from the date of issuance.
(3)	Stock options and warrants issued in connection with the acquisition of VoiceStream and Powertel.

Earnings (loss) per share for each period presented were calculated using the weighted average ordinary shares outstanding for each of the six months period ending June 30, 2003 and 2002.

Options issued in connection with the 2000 and 2001 stock option plans have been excluded from the computation of diluted earnings per share because they were antidilutive.

        (d) Stock-Based compensation

We account for our employee stock options under U.S. GAAP in accordance with Accounting Principles Board Opinion No. 25 ("APBO 25"), Accounting for Stock Issued to Employees and related interpretations, and furnish the pro forma disclosures required under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation".

Had we accounted for the valuation of our options using the fair value method of SFAS 123, our pro forma net income (loss) and earnings (loss) per share would have been as follows (in millions of euro, except per share amounts):

	For the six months ended June 30,
	2003	2002
	(millions of €, except per share data)
Net income (loss) as reported	1,451	(5,059)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	8	9
Deduct: Stock-based employee compensation expense determined under fair value based accounting method, net of related tax effects	(32)	(49)
Pro forma net income (loss)	1,427	(5,099)
Earnings (loss) per share Basic earnings (loss) per share as reported	0.35	(1.22)
pro forma	0.34	(1.23)
Diluted earnings (loss) per share as reported	0.35	(1.22)
pro forma	0.34	(1.23)

(e) SFAS 143 disclosure

We have asset retirement obligations relating primarily to equipment and other leasehold improvements installed on leased network sites and in administrative and retail buildings. Those leases generally contain provisions that require us and our subsidiaries to restore the sites to their original condition at the end of the lease term. The following table shows the development of the liability for asset retirement obligations for the six months ended June 30, 2003.

For the six months ended June 30, 2003
(millions of €)

Liability for asset retirement obligations at December 31, 2002	295
Cumulative effect of the adoption of SFAS 143	15
Accretion expense	10
New asset retirement obligations incurred	17
Asset retirement obligations settled	(3)
Effect of currency translation	(4)
Liability for asset retirement obligations at June 30, 2003	330

        (f) Restructuring activities (T-Systems)

In 2002, T-Systems established, under German GAAP, personnel related provisions in the amount of EUR 251 million for the total costs expected to be incurred resulting from workforce reductions, and for lease termination and other exit costs in the amount of EUR 101 million. Amounts recorded under U.S. GAAP in 2002 amounted to EUR 24.9 million and EUR 18.7 million, respectively. As of June 30, 2003, the work force accrual increased to EUR 25.4 million and the other exit cost accrual decreased to EUR 16.6 million.

        (g) Recently issued U.S. GAAP accounting standards

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). This Statement codifies certain decisions made by the FASB as part of the Derivatives Implementation Group process by amending and clarifying the scope and implementation guidance of FASB Statement No. 133, for similar accounting treatment of contracts with comparable characteristics. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. We do not expect the adoption of SFAS 149 to have a material impact on our results of operations, financial position and cash flows.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity, including certain obligations that can or must be settled by issuance of a company's own equity shares. SFAS 150 requires that certain financial instruments which previously were classified as equity, be classified as liabilities or assets. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. We do not expect the adoption of SFAS 150 to have a material impact on our results of operations, financial position and cash flows.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("VIEs") ("FIN 46"). This interpretation changes the accounting and requirements for consolidation and disclosure of certain entities, including special purpose entities ("SPEs"). We have adopted Interpretation's disclosure provisions, effective for all financial statements issued after January 31, 2003, and the consolidation requirements to all new VIEs created on and after February 1, 2003. For VIEs created or acquired on or prior to January 31, 2003, we are required to apply FIN 46 no later than January 1, 2004. We currently are assessing the transitional impact of FIN 46 on our results of operations, financial position, and cash flows.

        (h) New U.S. GAAP standards adopted in 2003

On January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). Upon adoption, we recorded the fair value of our liabilities for asset retirement obligations and increased the carrying amount of the associated long-lived asset, which is being depreciated over the asset's useful life. The liability is being accreted to its present value each period through charges to operating expense. As a result, we recorded a credit of EUR 84 million, representing a cumulative effect of the adoption of SFAS 143, net of taxes of EUR 59 million. Pro-forma effects for the six months ended June 30, 2002, assuming SFAS 143 was effective for that period, were not material to net income or per share amounts in accordance with U.S. GAAP.

We adopted the initial recognition and measurement provisions of the Financial Accounting Standards Board Interpretation No. 45 for guarantees issued or modified after December 31, 2002, which did not have a material impact on our results of operations, financial position or cash flows.

We account for exit or disposal activities that are initiated after December 31, 2002 following the provisions of Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). The adoption of this standard did not have a material impact on our results of operations, financial position or cash flows.

Note (15) Subsequent events

USD 2 billion bonds

On July 15, 2003, our Dutch finance subsidiary, Deutsche Telekom International Finance N.V., issued a series of bonds in the principal amount of USD 2 billion, which were guaranteed by us. The bonds were issued in two tranches: a ten-year tranche at USD 1.25 billion and a five-year tranche at USD 750 million. The ten-year tranche, which matures on July 22, 2013, has an interest rate of 5.25 percent and the five-year tranche, which matures on July 22, 2008, has an interest rate of 3.875 percent.

Toll collection system

As previously disclosed, we are a 45% partner in a consortium that has contracted with the Federal Republic of Germany to develop and operate, through a separate operating joint venture company (the "project company"), a toll collection system for the use by certain commercial vehicles of roadways in Germany. Pursuant to this arrangement, we have, along with our partners, Daimler Chrysler Services AG (another 45% owner of the project company) and Compagnie Financiere et Industrielle des Autoroute S.A. (a 10% owner of the project company), guaranteed, on a joint and several basis through the first year of approved operation of the toll collection system, the successful completion and operation of the toll collection system. In the event that the toll collection system does not become operational on schedule (August 31, 2003), the project company will not begin receiving revenues pursuant to this arrangement and may become subject to contractual penalties up to a maximum of EUR 500,000 per day during the period of delayed commencement of operations. Additionally, in the event the system does not operate effectively upon completion, or the project company does not meet certain project benchmarks by specified times prior to commencement of operation of the system, the amount of revenues to be received by the project company pursuant to this arrangement after the commencement of operations may be significantly reduced, and generally the project company may be subject to significant penalties as well (limited starting from the first nine months following the issuance of the preliminary operating certificate, to an aggregate of EUR 75 million per annum, then to EUR 150 million per annum until the issuance of the final operating certificate, and thereafter to EUR 100 million per annum, with these amounts pro rated for less than full year periods and increased by 3% per business year). Further, subsequent to the commencement of operation of the system, there are no restrictions on the ability of the Federal Republic to recover damages under the general law of contract and torts. We are also obligated, on a joint and several basis with our partners in the consortium, to continue to fund the losses of the project company, including losses as a result of penalties and damages, and to maintain certain levels of equity of the project company, through the term of this arrangement.

In addition, along with our partners in the consortium, we have guaranteed certain bank indebtedness incurred by the project company. Subsequent to June 30, 2003, our portion of such guaranteed indebtedness increased to approximately EUR 214 million. Such indebtedness matures on September 30, 2003, at which time the project company must refinance such indebtedness or obtain an extension of its repayment. The project company is currently negotiating with the lending banks to conclude a project financing arrangement that will have the effect of refinancing existing indebtedness and provide necessary working capital to the project company. No assurance can be given that such negotiations will be successfully concluded prior to the maturity date of the indebtedness, if at all. In such event, we, and our partners in the consortium, may be required to satisfy our obligations under the guarantee.

Sale of remaining minority equity investments in Kabel Baden-Württemberg

On July 14, 2003, we sold our remaining 40 percent minority ownership interest in the cable TV business in Baden-Württemberg to a consortium consisting of several private equity companies led by The Blackstone Group.

Offer to purchase PTC shares

On August 25, 2003, we issued a press release relating to an offer by us to acquire the outstanding 51% interest in the Polish mobile operator Polska Telefonya Cyfrowa Sp.zo.o. ("PTC") jointly owned by Electrim S.A. and Vivendi Universal S.A.. If the offer is accepted, we would acquire these shares at a price of EUR 1 billion. The transaction is subject to certain conditions, and would not be consummated prior to January 1, 2004. For the six month period ended June 30, 2003, our 49% share of PTC's net income was EUR 123 million, and is reflected as a component of Financial expense, net.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with the annual consolidated financial statements, including the notes to those financial statements, contained in our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on June 27, 2003. Those financial statements have been prepared in accordance with the requirements of the German Commercial Code (HGB-German GAAP), which differ in certain significant respects from U.S. generally accepted accounting principles (U.S. GAAP). For a discussion of the principal differences between German GAAP and U.S. GAAP as they relate to us and a reconciliation of net income (loss) and total shareholders' equity to U.S. GAAP, see "Reconciling Differences between German GAAP and U.S. GAAP" below and note (14) to the unaudited condensed consolidated financial statements included in this Report and notes (40) through (43) to the consolidated financial statements contained in our Annual Report on Form 20-F/A.

INTRODUCTION

We have organized our businesses into four main divisions:

•   T-Com (for network access and services);

•   T-Mobile (for mobile communications);

•   T-Systems (for data communications and systems solutions for large business customers); and

•   T-Online (for consumer Internet services).

In addition to the reorganization of our businesses into four main operating divisions, we have created a virtual strategic management holding that includes those operations formerly under "Other Activities" and is now known as "Group Headquarters & Shared Services".

In 2003, we continue to focus on reducing our indebtedness and strengthening our cash flows, while investing in areas of our business that we believe offer the best potential for sustainable and rewarding growth. We have increased consolidated net revenues and have introduced measures to improve our operating efficiencies and control our capital expenditure. Our cash flows have improved in part as a result of these measures. Additionally, proceeds from the sale of non-core assets together with cash flows from operations have increased our ability to reduce our debt balance.

Until the end of 2002, we classified our consolidated statement of operations using the total cost method. In this Report, we are publishing our consolidated statement of operations in accordance with the cost-of-sales method. In addition to allocating operational expenses to functional areas, this method also includes other taxes in the operating results or results from ordinary business activities. The 2002 comparative figures have been restated accordingly to conform to the change to cost-of-sales presentation.

            Sales of Assets

Another factor relevant to our goal of improving our debt position, improving operational efficiencies and better allocating and controlling capital expenditures is the monetization and sales of non-core assets. We expect that, in addition to the sale of the remainder of our German cable operations completed in March 2003, the sale of certain real estate holdings will contribute to our cash flows in 2003. However, these sales may not actually occur in significant volumes in 2003 and they may not yield the proceeds we anticipate.

In the second quarter of 2003, we sold a 15 percent stake in the Russian mobile operator Mobile Telesystems (MTS). T-Mobile International's co-shareholder in MTS, AFK Sistema JCSC (Sistema), exercised a call option on 10 percent of the shares in MTS on April 16, 2003. We had previously sold a 5 percent stake in MTS on April 15, 2003 as part of an institutional placement. The proceeds of the two transactions amounted to a total of around EUR 0.5 billion.

In June 2003, we accepted a mandatory general offer from Telekom Malaysia (TM) for our 6 percent stake in the Malaysian mobile operator Celcom. At the offer price of MYR 2.75 per share, we received approximately EUR 0.1 billion for the sale of the shares held by our subsidiary, DeTeAsia Holding GmbH. The arbitration proceedings previously initiated by us according to the rules of the International Chamber of Commerce in Paris with respect to contractual disputes relating to the price of these shares remain unaffected by the acceptance of this offer.

            Offer to purchase PTC shares

On August 25, 2003, we issued a press release relating to an offer by us to acquire the outstanding 51% interest in the Polish mobile operator Polska Telefonya Cyfrowa Sp.zo.o. ("PTC") jointly owned by Electrim S.A. and Vivendi Universal S.A.. If the offer is accepted, we would acquire these shares at a price of EUR 1 billion. The transaction is subject to certain conditions, and would not be consummated prior to January 1, 2004. For the six month period ended June 30, 2003, our 49% share of PTC's net income was EUR 123 million, and is reflected as a component of Financial expense, net.

            Regulation

Our business has been significantly influenced by the regulatory regime applicable to telecommunications operators and service providers in Germany and other countries. We are viewed by the German telecommunications regulator and the EU Commission as dominant, in certain respects, in markets that form a significant part of our business, particularly the market for fixed-line voice telephony services in Germany. Following the adoption of the new European Union telecommunications regulatory framework, amendments to the German Telecommunications Act are likely to be passed and become effective in the first quarter of 2004. These amendments could affect our business materially. Our international expansion also has made us subject to regulation in other jurisdictions, including in the mobile communications sectors in the United Kingdom and the United States.

A detailed discussion of regulatory decisions applicable to our businesses and services is included in "Item 4. Information on the Company - Regulation" in our 2002 Annual Report on Form 20-F/A as well as in our 6-Ks filed on June 26, 2003, July 14, 2003 and July 21, 2003. Additional developments are summarized below.

            Cooperation in Construction of Mobile Networks

On June 5, 2001, the German telecommunications regulator issued an interpretation of the German UMTS license conditions stating that, subject to certain conditions, the shared use by UMTS operators of wireless sites, masts, antennas, cables, combiners and cabinets is compatible with the UMTS license award conditions. The interpretation did not allow for the shared use of frequency allocations or of certain core network elements that regulate services to customers or contain sensitive network and customer data. T-Mobile and mmO2 have concluded an agreement concerning UMTS infrastructure sharing arrangements for their operations in Germany. This arrangement was approved by the EU Commission in July 2003, and therefore is deemed by the EU Commission not to be anti-competitive.

A comparable arrangement was concluded with mmO2 in the UK, which was approved by the EU in April 2003. Similar arrangements have been put in place by T-Mobile International AG's subsidiaries T-Mobile Austria and T-Mobile Netherlands.

            UK Mobile Regulatory Matters

As previously reported, on June 27, 2003, the High Court in the UK ruled that British regulators acted within the scope of their authority in proposing UK mobile telecommunications license modifications relating to reductions in call termination charges. Accordingly, as of July 25, 2003, charges for call termination will be reduced by 14% less than the change in the UK's Retail Prices Index (RPI) during the period from July 2003 to March 2004, the year ending March 2005 and the year ending March 2006. T-Mobile UK believes that this decision and the UK regulator's actions will result in a significant reduction in revenues relating to call termination charges. Additionally, OFTEL, the UK telecommunications regulator, is currently conducting a market study relating to termination rates. We cannot predict the outcome of this study or whether OFTEL will take actions aimed at further reducing termination rates. We currently do not know whether other European telecommunications regulators will seek to implement similar reductions in call termination charges, which, if implemented, could result in additional reductions in revenues related to call termination charges in the countries affected.

            Pricing adjustments

In May 2003, the EU Commission adopted a decision against us for allegedly abusing our dominant position through unfair pricing practices in connection with the provision of local access to our fixed-line telecommunications network. The EU Commission obliged us to end the alleged unfair pricing practices immediately. To alleviate the EU Commission's concerns, we requested the German telecommunications regulator to approve a modification of the price cap regime that would allow us to increase the monthly fee for basic charges for analog access by EUR 1.94 to EUR 15.66 in addition to increases in one-time charges. To relieve our customers, T-Com proposed to offset this move by reducing its standard city rates by up to 50% at their peak, averaging a reduction of 4.36% in total, starting September 1, 2003.

On July 28, 2003, the German telecommunications regulator approved both our applications. Additionally, in July 2003, we filed a lawsuit with the European Court of Justice to obtain reversal of the EU Commission's decision and penalty with respect to local access to our fixed-line network.

            Retrospective Review of Tariffs

In December 2002, the German telecommunications regulator imposed upon us the obligation to raise our contractually-agreed rates with two closed user groups. The German telecommunications regulator decided that part of the tariff structure does not comply with cost-based standards. This endangers the competitiveness of our services in this market and could lead to a loss in market share. In February 2003 we asked the Cologne Administrative Court for an injunction and filed a complaint in the main action. In March 2003, the court granted the requested injunction. The German telecommunications regulator has appealed this decision.

            The European Union Regulatory Framework

            Bitstream Access

In the context of the New Regulatory Framework adopted by the EU Commission, the EU-Commission has identified a separate market for "wholesale broadband access" and has stated that in Germany a so-called "bitstream access" offer, which is considered as one alternative of broadband access, is not available. The ERG (European Regulators Group) is currently investigating whether a harmonized approach by the national regulators of member states is necessary and is in the process of conducting consultations on bitstream-access with a recommendation expected during the fourth quarter of 2003. The German telecommunications regulator has also undertaken consultations relating to bitstream access. As a result the German telecommunications regulator may impose additional regulatory obligations on us relating to bitstream access products. It is not presently known when the German telecommunications regulator will announce its findings. However, any future actions in this regard may have a material adverse impact on our revenues and results of operations.

RESULTS OF OPERATIONS

The following table shows information concerning our condensed consolidated statements of operations for the periods indicated.

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,
	2003	2002	2003	2002	2002
	(millions of €, except per share data)

Net revenue	13,593	12,984	27,211	25,754	53,689
Cost of sales	(7,741)	(8,362)	(15,310)	(16,050)	(44,477)
Gross profit	5,852	4,622	11,901	9,704	9,212
Selling costs	(3,168)	(3,084)	(6,555)	(6,363)	(13,264)
General and administrative costs	(1,290)	(1,415)	(2,625)	(2,673)	(6,062)
Other operating income	1,118	927	2,629	1,780	3,901
Other operating expenses	(1,061)	(1,539)	(2,313)	(2,865)	(14,915)
Operating results	1,451	(489)	3,037	(417)	(21,128)
Financial income (expense), net	(853)	(1,182)	(1,945)	(2,930)	(6,022)
of which: net interest income (expense)	(873)	(981)	(1,930)	(2,083)	(4,048)
Results from ordinary business activities (1)	598	(1,671)	1,092	(3,347)	(27,150)
Income taxes	(266)	(329)	194	(388)	2,847
Income (loss) after taxes	332	(2,000)	1,286	(3,735)	(24,303)
Income applicable to minority shareholders	(76)	(83)	(177)	(156)	(284)
Net income (loss)	256	(2,083)	1,109	(3,891)	(24,587)
Earnings (loss) per share (2)/ADS (3) (German GAAP)	0.06	(0.50)	0.26	(0.93)	(5.86)

(1)	Different from amounts reported in 2002 due to the change to cost-of-sales accounting. For further information, please refer to "Reconciliation to new structures."
(2)	Earnings (loss) per share (according to German GAAP) for each period are calculated by dividing net income (loss) by the weighted average number of outstanding shares outstanding for the period.
(3)	One ADS (American Depository Share) corresponds in economic terms to one share of Deutsche Telekom in common stock. The share to ADS ratio is 1:1.

            Revenue

We generated net revenue of EUR 27.2 billion in the first half of 2003. This equates to a year-on-year increase of EUR 1.5 billion, or 5.7 percent. Although U.S. dollar and pound sterling currency translation adjustments reduced revenue figures by around EUR 1 billion, consolidation measures had an overall positive influence of EUR 172 million. The first-time consolidation of T-Mobile Netherlands made a 1.5 percent contribution to the increase in Group net revenue. These positive influences were offset in part by a revenue decrease at T-Com of EUR 0.2 billion as a result of the deconsolidation of the cable businesses.

Continuing the trend from the first quarter of the year, the T-Mobile and T-Online divisions were the major contributors to revenue growth in the second quarter and the first half of 2003. T-Mobile's net revenue growth is mainly attributable to the increase in subscriber numbers and average revenue per user, or ARPU. For a definition of ARPU refer to "Segment Analysis – T-Mobile – ARPU Reconciliation". The first-time consolidation of T-Mobile Netherlands also contributed to the growth of the division. Net revenue at T-Online increased as a result of the continued growth of the customer base and higher levels of usage than in the previous year. Net revenues at T-Systems in the second quarter of 2003 remained almost constant compared with the second quarter of 2002 and the first quarter of 2003. It should be noted, however, that there was an increase in net revenues from the telecommunication business in the months of April to June in particular, while revenues from the information technology services (IT) business continued to decline. The year-on-year increase in T-Systems' net revenue in the first half of this year is also a result of the considerable growth in revenue in the Telecommunications unit in the second quarter. In addition to the effect of the sale of the cable businesses, lower call revenue and reduced revenue from business customers – a consequence of the weak economy - also contributed to the decrease in revenue at T-Com in the second quarter of 2003 compared with the second quarter of 2002 and the first quarter of 2003. This development was offset, in part by T-Com's improvement of its market position in the core business area of access revenue.

The following table shows the contributions of our divisions to our total revenues before elimination of inter-segment revenue.

	For the six months ended June 30,		Change	% Change	For the twelve months ended December 31,
	2003	2002			2002
	millions of € (except where indicated)
T-Com (1)	14,643	15,042	(399)	(2.7)	30,559
T-Systems (1)	5,127	5,079	48	0.9	10,489
T-Mobile	10,867	9,140	1,727	18.9	19,735
T-Online (1) (2)	894	738	156	21.1	1,584
Group Head- quarters & Shared Services	2,164	1,923	241	12.5	4,411
Total revenue	33,695	31,922	1,773		66,778
Inter-segment revenue	(6,484)	(6,168)	(316)	(5.1)	(13,089)
Net revenues	27,211	25,754	1,457	5.7	53,689

(1)	Total divisional revenues under the new structures effective January 1, 2003. Prior period divisional total revenues have been adjusted to reflect the new structures. See "Reconciliation to new structures" for further explanation.

(2)	Amounts presented in accordance with German GAAP, as applied throughout the Group, and differ from those published by T-Online International AG in accordance with IFRS.

The contribution of the divisions to Group revenue (after elimination of inter-segment revenue) is presented below:

            Net revenue (excluding inter-segment revenue)

	For the six months ended June 30, 2003	Proportion of net revenue of the Group (%)	For the six months ended June 30, 2002	Proportion of net revenue of the Group (%)	Change	% Change	For the twelve months ended December 31, 2002
	millions of €(except where indicated)

T-Com (1)	12,564	46.2	13,105	50.9	(541)	(4.1)	26,491
T-Systems (1)	3,469	12.8	3,400	13.2	69	2.0	6,895
T-Mobile (1)	10,239	37.6	8,439	32.8	1,800	21.3	18,339
T-Online (1) (2)	796	2.9	649	2.5	147	22.7	1,391
Group Head- quarters & Shared Services	143	0.5	161	0.6	(18)	(11.2)	573
Net revenue	27,211	100.0	25,754	100.0	1,457	5.7	53,689

(1)	Net revenue under the new structures. See "Reconciliation to new structures " for further explanation.

(2)	Amounts presented in accordance with German GAAP, as applied throughout the Group, which differ from those amounts published by T-Online International AG in accordance with IFRS.

Our largest contributor to net revenue continued to be T-Com, which generated around 46 percent of the Group's net revenues in the first half of 2003. The relative significance of the T-Com division for the Group's revenue is, however, declining due to the strong growth of T-Mobile and T-Online. Accounting for almost 38 percent of revenue, the T-Mobile division once more considerably improved its revenue position in comparison with the other divisions in the first six months of the current financial year.

Compared with the same periods in the previous year, the proportion of total revenue generated outside Germany increased in both the second quarter and the first half of 2003. Despite the negative foreign currency translation effects from the conversion of other currencies into euros (especially from U.S. dollar and pound sterling), the percentage of international revenue in the first half of 2003 increased to 37.0 percent from 33.2 percent in the first half of 2002. T-Mobile made a significant contribution to this positive development. T-Mobile USA was once again one of the main drivers of the Group's revenue growth rate in the second quarter of 2003 as well as in the first half of 2003. The first time consolidation of T-Mobile Netherlands also made a contribution to the further expansion of international business.

            Net revenue by geographic area

	For the six months ended June 30,				For the twelve months ended December 31, 2002
	2003	2002	Change	% Change
	millions of € (except where indicated)
Net revenue	27,211	25,754	1,457	5.7	53,689
Domestic	17,136	17,201	(65)	(0.4)	35,288
International	10,075	8,553	1,522	17.8	18,401
of which: EU countries (excluding Germany)	3,841	3,123	718	23.0	6,836
of which: Rest of Europe	2,503	2,432	71	2.9	5,067
of which: North America	3,530	2,877	653	22.7	6,166
of which: Other	201	121	80	66.1	332

            Operating results

	For the six months ended June 30,
	2003	2002	Change	% Change
	millions of € (except where indicated)
Total Group	3,037	(417)	3,454	n.m.

Operating results increased by around EUR 3.5 billion compared to the same period in the previous year as follows:

All group divisions contributed to the increase in operating results – with the exception of T-Com – by expanding their revenue in the amount of EUR 1.5 billion. Also the operating costs (cost of sales, selling costs and general and administrative costs) as well as the other operating expenses have been reduced compared with the first half of 2002 by a total of EUR 1.2 billion.

In particular, the depreciation on mobile phone licenses contained in the cost of sales has been reduced compared to the same period in the previous year by EUR 0.4 billion. This development was essentially a result of the reduction in the basis of depreciation due to the nonscheduled write-downs that had been recorded in the second half of 2002. In addition, costs of sales were burdened in the first six months of 2002 by nonscheduled write-downs on the North Atlantic and Pacific marine cables of T-Com, (EUR 0.2 billion). In the current reporting period, by contrast, no similar nonscheduled write-downs have been recorded.

Current period general and administrative costs were reduced by EUR 0.05 billion. In contrast, selling costs were EUR 0.2 billion higher than the previous comparative period, mainly due to T-Mobile, which had a less than proportional increase in selling costs compared with revenue due to efficiencies in capacity utilization.

The decrease in other operating expenses (EUR 0.6 billion) resulted from the decrease in amortization of goodwill, caused by the lower basis of amortization as a result of the high level of nonscheduled write-downs on goodwill in connection with the strategic review in the second half of 2002. In addition, the other operating expenses in the first half of 2002 included losses from the sale of shares in France Telecom in the amount of EUR 0.4 billion.

At the same time, other operating income increased by EUR 0.8 billion, primarily from the sale of non-core businesses, including the sale of cable businesses, Telecash Kommunikations-Service GmbH, Eutelsat S.A. and Joint Venture UMC (Ukrainian Mobile Communications) (EUR 0.5 billion in total) in the first quarter, as well as the sale of T-Systems SIRIS S.A.S. and Celcom (Malaysia) Sdn. Bhd. and shares in MTS (EUR 0.4 billion in total) in the second quarter.

            Financial expenses, net

Financial expense, net, consists primarily of net interest expense, results related to companies accounted for using the equity method and income (losses) from other investments.

	For the six months ended June 30,
	2003	2002	Change	% Change
	millions of € (except where indicated)
Total Group	(1,945)	(2,930)	985	33.6
of which: net interest	(1,930)	(2,083)	153	7.3

In the first half of this year, net financial expense improved compared with the previous year by EUR 985 million to EUR 1,945 million. This improvement in net financial expense is primarily the result of nonscheduled write-downs recorded in 2002 relating to the disposition of our investment in France Telecom in the amount of EUR 253 million, as well as valuation allowances on fixed asset securities and loans to affiliated companies in the aggregate amount of EUR 416 million, mainly at Kabel Deutschland GmbH (EUR 301 million), recorded in the same period. In the first half of this year, positive results related to companies accounted for under the equity method and the positive development of net interest expense primarily due to the deconsolidation of companies as well as the realization of interest income in connection with the termination of interest rate derivatives contributed to the decrease in net financial expenses.

            Income Taxes

	For the six months ended June 30,
	2003	2002	Change	% Change
	millions of € (except where indicated)
Total Group	194	(388)	582	n.m.

Our domestic combined income tax rate for the first six months of 2003 was 40.5%, consisting of a corporate income tax of 25%, increased over one year by 1.5% to 26.5% to fund the reparations resulting from the 2002 floods in Eastern Germany, a trade earnings tax (at an average rate) and a solidarity surcharge levied at 5.5% on corporate income tax.

Loss from ordinary business activities of EUR 3,347 million in the first half of 2002 improved to a positive figure of EUR 1,092 million in the period ended June 30, 2003. We also had net operating loss carryforwards affecting corporate income tax and trade tax net operating loss carryforwards, with the result that no taxes were payable in the tax consolidation group. Of the tax income reported, EUR 361 million relates to the 2002 corporate income tax benefit at T-Mobile International AG & Co. KG as a result of the change of the legal form of T-Mobile from a stock corporation to a partnership. This tax income was partially offset by tax expense relating to domestic and foreign shareholdings not included in the domestic tax consolidation group.

            Net income (loss)

	For the six months ended June 30,
	2003	2002	Change	% Change
	millions of € (except where indicated)
Total Group	1,109	(3,891)	5,000	n.m.

In the first six months of 2003, we increased our net income by EUR 5 billion from a loss of EUR 3.9 billion to EUR 1.1 billion compared with the corresponding period in 2002. This is primarily a result of favorable tax effects, recorded in the first quarter, as well as an improvement in the results from ordinary business activities as set forth above.

SEGMENT ANALYSIS

Reconciliation to new structures

Agency business

The internal accounting for and recording of transactions involving certain products that are sold and supported by T-Systems, but settled and billed by other divisions in the Group ("agency business"), were simplified. This new arrangement has led to higher net revenue being reported at T-Com in particular, and to a lesser extent at T-Mobile, while the net revenue reported by T-Systems has decreased by a corresponding amount. T-Systems remains the primary contact to the customer, and continues to receive a selling or agency commission for procurement and support services. These commissions increase the inter-segment revenue of T-Systems. These new structures do not affect consolidated results. The amounts reported for the 2002 financial year were restated to aid comparability.

T-Com

Since January 1, 2003, DeTeMedien subsidiary has been transferred to T-Com, and the current and historical figures reported for T-Com have been increased by the amounts reported for DeTeMedien. The simplified internal accounting for agency business revenue since January 1, 2003 (see above) has also increased the revenue reported for the T-Com division. All amounts reported for T-Com for the 2002 financial year reflect the reclassification of the agency business to enable comparison.

On May 28, 2003, DeTeMedien acquired all shares of t-info GmbH from T-Online for around EUR 86 million. The shares were transferred with economic effect as of April 1, 2003. t-info offers directory services and special directories on the Internet and mobile terminals, such as PDAs and mobile phones.

T-Mobile

The new internal accounting procedure introduced for the agency business (see above) increased the net revenue of the T-Mobile division. At the same time, T-Mobile's inter-segment revenue decreased by the same amount. Accordingly, there is no effect on total Group revenue. In the 2002 financial year, a negligible proportion of T-Mobile's net revenue was attributable to the standard products business.

T-Systems

T-Systems is the Group's primary face to corporate customers, offering standard products in addition to systems solutions. For these standard products, T-Systems provides support to other divisions of our Group in the form of sales and customer care services for the corporate customers, without itself actually being the contracting party. Contracts are settled on behalf of the division providing the product. Under the terms of this "agency business", T-Systems receives a selling or agency commission for the services it has provided. In the past, the relevant revenue billed to external customers was recorded by T-Systems. In the 2002 financial year, this resulted in an increase in the amounts reported under total revenue and purchased goods and services relating to T-Systems. Commencing January 1, 2003, T-Systems will only report the selling commissions as inter-segment revenue. The simplified internal accounting for the agency business will have no effect on consolidated results.

T-Online

DeTeMedien was transferred to the T-Com division as of January 1, 2003. Additionally, t-info has been sold to DeTeMedien for around EUR 86 million with economic effect as of April 1, 2003. The amounts originally reported for T-Online for the 2002 financial year have been restated accordingly to enable comparison.

Transition to the cost-of-sales method

Until the end of 2002, we classified our consolidated statements of operations using the total-cost method. In this Group Report, we are publishing our consolidated statements of income using the cost-of-sales method, which is more commonly used internationally. In addition to allocating operational expenses to functional areas, this also involves including other taxes in operating results, or results from ordinary business activities. The prior-year comparatives have been restated accordingly to conform to the change to cost-of-sales accounting.

Segment information by division for the first six months of 2003 and 2002

The following tables give an overall summary of our segments for the first half of 2003 and 2002, including the reconciliation line, which mainly contains consolidation entries.

For the six months ended June 30, 2003	Net revenue	Inter-segment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before taxes (2)
	(millions of €)
T-Com (1)	12,564	2,079	14,643	(2,600)	(231)	(19)	2,277
T-Systems (1)	3,469	1,658	5,127	(747)	(26)	2	(89)
T-Mobile (1)	10,239	628	10,867	(2,559)	(601)	9	398
T-Online (1)	796	98	894	(207)	60	(6)	23
Group Headquarters & Shared Services	143	2,021	2,164	(499)	(1,155)	7	(1,452)
Reconciliation (1)	—	(6,484)	(6,484)	131	23	(8)	(65)
Group	27,211	—	27,211	(6,481)	(1,930)	(15)	1,092

For the six months ended June 30, 2002	Net revenue	Inter-segment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before taxes (2)
	(millions of €)
T-Com (1)	13,105	1,937	15,042	(2,696)	(351)	(292)	1,672
T-Systems (1)	3,400	1,679	5,079	(1,010)	(21)	(14)	(540)
T-Mobile (1)	8,439	701	9,140	(3,459)	(456)	(144)	(1,543)
T-Online (1)	649	89	738	(208)	63	(17)	(149)
Group Headquarters & Shared Services	161	1,762	1,923	(640)	(1,323)	(381)	(2,731)
Reconciliation (1)	—	(6,168)	(6,168)	139	5	1	(56)
Group	25,754	—	25,754	(7,874)	(2,083)	(847)	(3,347)

(1)	Restated to reflect the 2002 and 2003 reporting structures.
(2)	Income before income taxes.

T-Com

T-Com is primarily responsible for our fixed-line network business. Internationally, T-Com includes the results of Hrvatske telekomunikacije in Croatia, MATAV in Hungary (including Maktel in Macedonia) and Slovenske Telekomunikacie in Slovakia. In Germany, T-Com's business consists mainly of the provision and maintenance of the network infrastructure and the support of residential customers, small and medium-sized business enterprises and carriers. This range of services is complemented by special additional services, such as public telephones, directory inquiries, call centers, and toll-free and shared-cost numbers.

	As of June 30, 2003	As of December 31, 2002	% Change (2)	As of June 30, 2002	% Change (2)
	millions(1)	millions(1)		millions(1)
Fixed-network lines, incl. ISDN channels	55.8	56.2	(0.7)	55.9	(0.2)
Germany (3)	49.1	49.3	(0.4	49.1	(0.0)
Standard analog lines	28.0	28.6	(2.1)	29.3	(4.4)
ISDN channels	21.1	20.7	1.9	19.8	6.6
T-DSL contracts (marketed)	3.7	3.1	19.4	2.5	48.0

International (3)	6.7	6.9	(2.9)	6.8	(1.5)
MATAV (4)	3.5	3.6	(2.8)	3.6	(2.8)
Slovenske Telekomunikacie	1.4	1.5	(6.7)	1.5	(6.7)
Hrvatske telekomunikacije	1.8	1.8	0.0	1.8	0.0
Mobile communications subscribers
Westel	3.5	3.4	2.9	3.0	16.7
HT Mobilne Telekomunikacije	1.3	1.2	8.3	1.1	18.2

(1)	Rounded figures calculated on the basis of millions. The total was calculated on the basis of precise figures.
(2)	Calculated based on the figures shown.
(3)	Telephone channels (including ISDN channels), including telephone lines used within the Group.
(4)	Subscriber-line figures include MATAV's subsidiary Maktel in 2003. The figures for the previous year have been adjusted for comparative purposes.

An important trend affecting T-Com's overall business development in the second quarter of 2003 continued to be the migration of customers to more advanced lines, and particularly broadband lines. The number of T-DSL lines sold in Germany grew by 300,000, reaching 3.7 million in the second quarter of 2003. Compared with June 30, 2002, this corresponds to an increase of 48 percent. Another promising trend supporting the positive development in the second quarter of 2003 was the sharp increase in the data volume generated with T-DSL lines. The number of ISDN channels in Germany also continued to rise. The total number of T-Com fixed-network channels remained nearly constant in the first half of 2003 compared with the prior-year period. This positive development shows that T-Com is successfully defending its market position in the access segment of its core fixed-network business. The trend of declining analog subscriber lines, which has been evident for several quarters, was mainly responsible for the slight decrease in the total number of fixed-network lines at the end of June 2003 compared with the first quarter of this year and with December 31, 2002.

As we had expected, the volume of call minutes in the retail business in Germany continued to decline in the second quarter. The overall volume of the market for local calls continued to decrease. Also, as we had expected, the introduction of call-by-call in the local network in April 2003 resulted in a substantial reduction in T-Com's market share for extended local calls. Compared with its competitors, T-Com has captured a smaller portion of market volume increases in the long-distance and fixed-to-mobile calling plans. These trends are primarily a result of increased competition and use of mobile communications.

T-Com is systematically expanding its product offerings to support the trend towards greater T-DSL usage and the evident growth in the volume of online data. Since June 6, 2003, multimedia Internet applications can be accessed at high transmission quality through access technologies such as T-DSL or mobile communications from a so-called MDCS (Media Distribution and Caching Service) platform. With the launch of this innovative new content delivery platform, T-Com now offers content providers a platform for effective content management. In this process, multimedia content is distributed from interim storage locations in our IP network.

Systematic efforts to tap the market for broadband products are also underway in Eastern Europe. In Slovakia, the market introduction of ADSL began on June 1, 2003. In Hungary, MATÁV introduced a satellite-based ADSL service in the second quarter of 2003, thus rounding off its product portfolio and offering access to customers in remote areas. By the end of June 2003, MATÁV had approximately 58,000 ADSL customers. This growth represents an increase of approximately 200% compared with the end of June 2002. Eastern European subsidiaries as a whole registered an overall drop in the number of fixed-network telephone lines. The main reason for this is the substitution of fixed-network communications by mobile communications.

DeTeMedien acquired t-info GmbH from T-Online for approximately EUR 86 million effective April 1, 2003. t-info is an information, directory, and advice portal that can be reached via various access channels. With this acquisition, T-Com intends to further optimize the existing synergies between the print and multimedia directory businesses.

	For the three months ended June 30,			For the six months ended June 30,			For the twelve months ended
	2003	2002	% Change	2003	2002	% Change	December 31, 2002
	millions of € (except where indicated)
Total revenue(1)	7,153	7,509	(4.7)	14,643	15,042	(2.7)	30,559
Domestic	6,187	6,546	(5.5)	12,737	13,160	(3.2)	26,682
Eastern Europe	966	963	0.3	1,906	1,882	1.3	3,877
Results from ordinary business activities(2)	859	971	(11.5)	2,277	1,672	36.2	3,604
Financial expense, net	(118)	(197)	40.1	(250)	(643)	61.1	(866)
Depreciation and amortization	(1,282)	(1,368)	6.3	(2,600)	(2,696)	3.6	(5,539)
Other taxes	1	(19)	n.m.	(9)	(38)	76.3	(42)
Investments in property, plant and equipment and intangible assets(3)	(451)	(867)	48.0	(768)	(1,720)	55.3	(3,180)
Number of employees(4)	141,065	153,814	(8.3)	143,264	154,519	(7.3)	153,065

(1)	Total revenues including revenue between divisions. Including DeTeMedien and agency business. For more information, please refer to "Reconciliation to new structures".
(2)	Different from amount report in previous year due to a change to cost-of-sales accounting. For further information, please refer to "Reconciliation to new structures."
(3)	Excluding goodwill and certain intragroup transfers.
(4)	Average number of employees during the period.

The first six months of 2003 saw a decrease of around 2.7 percent in the total revenue of the T-Com division compared with the corresponding period of 2002, primarily as a result of the sale of the regional cable businesses as of March 1, 2003 (overall impact approximately EUR 0.2 billion). After adjusting for this effect, the total revenue generated in the first six months was 1.2 percent less than the corresponding figure for the first half of 2002. Considering the strict regulatory environment, as well as the effects of the weak economy, especially relating to small and medium-sized enterprises, this development should be seen as encouraging. The decrease in total revenue generated in the second quarter of 2003 compared with the first quarter of 2003 is also largely attributable to the deconsolidation of the cable businesses. Other contributing factors include seasonal business patterns, which generally favor the first quarter of every year and the revenue-reducing effects of local call-by-call, which has resulted in a loss of market share of around 10 percent in the extended local call segment.

Within Germany, revenue developed differently in individual product segments of the T-Com division in the first half of 2003. Net Revenue from subscriber lines continued to increase in the second quarter of 2003 compared with the prior-year quarter. This revenue growth can be ascribed to combined price and volume effects. Positive contributing factors also included the ongoing trend towards more advanced products such as T-ISDN and T-DSL, as well as some flexibility in price setting in the third quarter of 2002 and the first quarter of 2003. Call revenue for the first six months of the current financial year was lower than in the corresponding prior-year period, due mainly to the rate adjustments necessitated by the price-cap regulation and to the volume decline in extended local and international calls driven by the level of competition and regulation.

The development in the carrier services business was mixed. Call origination to the Internet platform for other carriers benefited from the development in broadband products, reporting an increase in revenue compared with the first half of 2002. However, revenue declined in the traditional carrier service products. Revenue from the leasing of subscriber lines and interconnection links were slightly lower than in the prior-year period. This decline can be attributed to the lower volume of orders placed by other carriers due to insolvencies and cautious assessments of the market potential. Revenue from interconnection services decreased as a consequence of direct interconnection between the networks of other carriers and the broader coverage offered by competitors. This development resulted in a decrease in transit services (calls via our network to other domestic fixed and mobile networks). The limited number of orders placed by small and medium-sized enterprises – a consequence of the economic situation – and the resulting temporary price adjustments led to reduced second-quarter revenue from data communications compared with the prior-year period.

The consolidated revenue generated in Eastern Europe in the first six months of the current year was slightly higher than the corresponding figure for the prior-year period. The trend of strong growth in the mobile communications business accompanied by a decline in traditional fixed-network telephony that had been observed in the preceding quarters remained in effect in the second quarter of 2003. In addition, changes in foreign currency exchange rates had a negative impact. In view of the forthcoming accession of Hungary and the Slovak Republic to the European Union, new legislation is currently being developed in these countries to regulate the telecommunications markets. A new telecommunications act was adopted in Croatia on August 1, 2003. Depending on the nature and scope of these regulations, this new act will likely lead to a decrease in prices and market shares of the former monopoly.

The sharp increase in the results from ordinary business activities in the first half of 2003 compared with the corresponding prior-year period is primarily attributable to the lower cost of sales and selling costs, as well as the proceeds from the sale of the remaining cable businesses and the significantly improved financial income (expense), net. The reduction in cost is a result of cost savings for a large number of cost items including losses on accounts receivable, goods and services purchased, and marketing. The comparative increase in the results from ordinary activities in the first half of the current year over the corresponding period of the prior year also benefited from the fact that writedowns on loans to subsidiaries and affiliates of Kabel Deutschland GmbH amounting to EUR 0.3 billion were charged against income in the first half of 2002 and by the fact that the net proceeds on the sale of the remaining cable companies amounting to EUR 0.2 billion were recognized as income in the current year.

Several factors contributed to the decrease in the results from ordinary activities in the second quarter of 2003 as compared with the first quarter of 2003. Although these results were boosted considerably by the proceeds from the sale of the remaining cable companies in the first quarter of 2003, they were affected by substantial charges in the second quarter of 2003, resulting primarily from the adjustment of the discount rate applied to pension accruals (EUR 174 million), payments made to the Personnel Service Agency (PSA) (EUR 88 million) and the recognition of accruals for employees severance payments at Hrvatske telekomunikacije in Croatia (EUR 27 million). Moreover, the decrease in revenue resulting from intensified competition due to regulatory action and the reduced spending of small and medium-sized companies could not be fully offset by cost reductions.

In the first six months of 2003, capital expenditures were further reduced by EUR 952 million compared with the prior-year period. Although the basic roll-out of the new SDH transmission path platform and the T-DSL platform necessitated relatively high capital expenditures last year, the only investments required in the current year were composed largely of customer-driven capital investments shortly after orders were placed. Moreover, expenditures were reduced in the T-DSL and T-ISDN areas through a substantial increase in the capacity utilization rates for T-IDSN and T-DSL. The demand-oriented expansion of the subscriber-line network was a significant factor driving capital expenditures in the first half of 2003.

Compared with the first half of 2002, T-Com's average number of employees declined by 11,255. This development was mainly the result of the WIN 2003 action program to optimize the processes and structures of T-Com in Germany. This program streamlined the workforce of T-Com in Germany by approximately 6,800 employees compared with the prior year, of whom around 5,100 employees have been transferred to the PSA. Process optimization was also rigorously pursued in the Eastern European subsidiaries and affiliates. The Eastern European subsidiaries and affiliates cut their workforce levels by 4,248 employees. The deconsolidation of the cable businesses led to the reduction of headcount at T-Com by 2,883. However, under certain circumstances, T-Com may be responsible for some compensation obligations relating to former employees.

T-Systems

T-Systems provides IT and telecommunications services primarily in Germany and Europe. T-Systems provides its customers with a full range of services – from planning and implementation to operation – including network and systems infrastructure, communications and network services, comprehensive IT services and e-business solutions.

	As of June 30, 2003(1)	As of December 31, 2002(1)	% Change(4)	As of June 30, 2002(1)	% Change(4)
Systems integration
Hours billed (millions)	5.7	11.3	n.m.	5.6	0.5
Utilization rate (%)(2)	66.5	65.2		64.2
Computing services
Capacity of processors (MIPS)(3)	98,095	92,968	5.5	86,931	12.8
Number of servers managed and serviced	28,279	27,409	3.2	27,100	4.4
Mainframe utilization (%)	95.0	95.0		95.0
Desktop services
Number of workstations managed and serviced (millions)	1.4	1.2	16.6	1.2	20.0
Proportion of support activities, Germany (%)	61.5	58.1		57.2
Proportion of retail, Germany (%)	38.5	41.9		42.8

n.m. – not meaningful
(1)	Calculated and rounded on the basis of the figures shown.
(2)	Ratio of average number of hours billed to maximum possible hours billed per period.
(3)	Million instructions per second.
(4)	Calculated on the basis of precise figures

In the second quarter of 2003, the T-Systems division continued to focus on cost savings. The weak overall economic environment during the first half of 2003 continued to negatively impact revenues. The subdued business development of T-Systems' IT unit in the second quarter of 2003 compared with the first three months of the current financial year mirrors the general downward trend in business as well as increased competitive pressure within the sector. Nevertheless, the IT unit's three segments – Computing Services (CS), Systems Integration (SI) and Desktop Services (DS) – all succeeded in increasing their order intake compared with the first six months of 2002. The proportion of support and service activities in the desktop business in Germany increased year-on-year as planned. In the CS segment, computing center capacity as of June 30, 2003 was also significantly higher than at the end of June 2002. Capacity utilization in the SI segment also increased compared with June 30, 2002.

An encouraging aspect is that the slow improvement in business development for the Telecommunications unit gained momentum during the second quarter of 2003, continuing the trend, which had begun to emerge in the first quarter. In its International Carrier Sales and Solutions activities, the T-Systems division benefited from the rising demands for quality and reliability that customers are placing on suppliers. Prices are also beginning to stabilize following extensive market consolidation. In both its national and international Network Services activities, T-Systems has achieved a leap forward in technology thanks to the widespread introduction of MPLS – Multi Protocol Label Switching – enabling the introduction of service level agreements and thus a higher level of service quality for the customer. For example, in the second quarter of 2003 T-Systems gained new customers that have outsourced their entire network to T-Systems. In many of these projects, the customer's voice and data communications systems, as well as the entire telecommunications infrastructure, were replaced by a complete network solution from T-Systems.

	For the three months ended June 30,			For the six months ended June 30,			For the twelve months ended
	2003	2002	% Change	2003	2002	% Change	December 31, 2002
	millions of € (except where indicated)
Total revenue(1)	2,567	2,588	(0.8)	5,127	5,079	0.9	10,489
Results from ordinary business activities(2)	(71)	(438)	83.8	(89)	(540)	83.5	(1,990)
Financial expense, net	(6)	(33)	81.8	(24)	(35)	31.4	(118)
Depreciation and
amortization	(380)	(654)	41.9	(747)	(1,010)	26.0	(2,616)
Other taxes	(4)	(2)	(100.0)	(5)	(4)	(25.0)	(9)
Investments in property, plant and equipment and intangible assets(3)	(136)	(146)	6.8	(260)	(362)	28.2	(811)
Number of employees(4)	42,305	43,223	(2.1)	42,816	43,454	(1.5)	43,482

(1)	Total revenue including revenue between division and agency business. For more information, please refer to "Reconciliation to new structures."
(2)	Different from amount report in previous year due to a change to cost-of-sales accounting. For further information, please refer to "Reconciliation to new structures."
(3)	Excluding goodwill
(4)	Average number of employees during the period.

Total second-quarter revenue at T-Systems increased slightly as compared with the first quarter of 2003, but marginally lower than the figure for the same period last year. The total revenue generated by this division during the first six months of the current financial year increased slightly compared with the first half of 2002. This increase is primarily due to the 6-percent revenue growth in the Telecommunications unit, whereas overall revenue from the IT unit in the first six months was down 3 percent compared with the same period last year. Total revenue for systems integration (SI) for the first six months declined by 5 percent year-on-year, while revenue for desktop services (DS) fell 7 percent. In contrast, computing services (CS) was able to maintain an almost constant level of revenue compared with the first half of 2002. Because of the reorganized agency business structures between T-Systems, T-Com and T-Mobile introduced on January 1, 2003, the prior-period comparative revenue figures reported for T-Systems have been adjusted. The new structure relates to all revenue from standard products, which was previously allocated to T-Systems, and is now reported by T-Com and T-Mobile, as appropriate.

In the second quarter of 2003, three special factors in the T-Systems division affected the results from ordinary business activities. The adjustment of the discount rate applied to pension accruals reduced earnings by EUR 22 million, while the divestiture of parts of SIRIS generated gains of approximately the same amount. The sale of Multilink generated a loss of EUR 16 million. These factors had a negative effect totaling EUR 18 million on results from ordinary business activities in the second quarter of 2003.

Although results from ordinary business activities in the second quarter of 2003 failed to match the first quarter figure, which included income from the disposal of Telecash, a substantial year-on-year improvement was recorded. A comparison of the first six months of 2003 with the same period in the previous year also shows a substantial improvement, even if the income from the sale of Telecash (EUR 82 million) in the first quarter is eliminated.

The second quarter also showed a decline in operational costs, particularly selling costs. In both the second quarter and the first half year as a whole, these expenses decreased by double-digits when compared with the respective periods of the previous year. The second quarter of 2003 also saw a reduction in general and administrative costs and in the cost of sales as compared with the same period in 2002, primarily as a result of cost savings in rental and leasing expenses, maintenance and losses on accounts receivables as well as other expenses.

T-Systems had a total of 41,920 employees at the end of June 2003, 1,372 fewer than at the end of 2002. This is mainly due to the transfer of T-Systems Trainings GmbH to Group Headquarters & Shared Services, as well as staff reductions resulting from the sale of Telecash, SIRIS, Multilink and Soleri Iberica. The first-time consolidation of Detecon resulted in an increase in employees.

T-Mobile

T-Mobile International Holding GmbH currently provides mobile communications services through its majority shareholdings in Germany, the United Kingdom, the U.S., Austria, the Netherlands and the Czech Republic. In addition, T-Mobile International holds minority shareholdings in Poland and Russia. Effective September 30, 2002, T-Mobile Netherlands became a wholly-owned subsidiary.

	As of June 30, 2003	As of December 31, 2002	% Change (5)	As of June 30, 2002	% Change (5)
	(in millions)	(in millions)		(in millions)
Mobile communications subscribers
Total(1) (T-Mobile International Holding GmbH )	56.5	53.9	4.8	48.9	15.5
of which: T-Mobile Deutschland	25.3	24.6	2.8	23.3	8.6
of which: T-Mobile USA(2)	11.4	9.9	15.2	8.0	42.5
of which: T-Mobile UK(3)	12.5	12.4	0.8	11.1	12.6
of which: T-Mobile Austria	2.0	2.0	0.0	2.0	0.0
of which: T-Mobile CZ (RadioMobil)	3.6	3.5	2.9	3.1	16.1
of which: T-Mobile Netherlands(4) (Ben)	1.7	1.4	21.4	1.3	30.8

(1)	Number of subscribers of the fully consolidated subsidiaries included within our T-Mobile division including subscribers of Virgin Mobile who use our T-Mobile UK network.
(2)	Including T-Mobile USA, Inc. and Powertel, Inc.
(3)	Including Virgin Mobile.
(4)	T-Mobile Netherlands was fully consolidated beginning September 30, 2002, presented on a pro forma basis to facilitate comparison.
(5)	Percentages calculated on the basis of figures shown.

The T-Mobile division was once again the most significant driver of the Group's growth in the second quarter of 2003. The division continued to successfully implement its strategy of qualitative growth in important markets, with increases in fixed-term contract subscribers. At June 30, 2003, 48 percent of all customers were fixed-term contract subscribers, compared with 44 percent one year previously. The subscriber base of the mobile communications companies of T-Mobile International Holding GmbH increased further in the quarter ended June 30, 2003, both year-on-year and quarter-on-quarter. Compared with the end of 2002, 2.6 million new additions were recorded in the consolidated group, including 1.5 million subscribers in the U.S. and 1.1 million in Europe. Set against the second quarter of 2002, subscriber growth again was in double-digit figures, although the growth rate flattened compared with the first quarter of 2003, due to the high level that has now been reached. T-Mobile further extended its subscriber base, especially in the U.S., where the number of subscribers rose by 43 percent year-on-year. Subscriber numbers in Europe were up 10 percent year-on-year at June 30, 2003.

ARPU Reconciliation (1)

Average revenue per user (ARPU) is a non-GAAP financial measure. We use ARPU to measure the average monthly services revenues on a per subscriber basis. We believe that ARPU provides management with useful information concerning the financial performance of our product and service offerings and our ability to attract and retain high-value customers. We calculate ARPU as services revenues generated by subscribers (revenues for originating and terminating voice calls and data revenues), including our subscribers' roaming revenues and monthly subscription fees, divided by our average subscribers for the period. The revenues we use in the calculation of ARPU exclude revenues from equipment sales and customer activations because they do not represent ongoing subscriber revenue streams and revenues from visitor roaming, virtual network operators (VNO) and other revenues because they are not generated directly by our subscribers. Non-GAAP financial measures are not prepared in accordance with German GAAP or U.S. GAAP and are not uniformly defined and utilized by all companies in our industry group. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies. Non-GAAP financial measures should not be viewed in isolation or as an alternative to other figures reported under German GAAP or U.S. GAAP.

For the three months ended June 30, 2003	T-Mobile Deutschland	T-Mobile USA (2)	T-Mobile UK		T-Mobile Austria	T-Mobile CZ	T-Mobile Netherlands (7)
	millions of € (except where indicated)
Total revenue(4)	2,094	1,767	1,060		259	189	219
less: Terminal equipment	181	189	103		15	6	10
less: Other (5)	83	112	108		54	17	16
Service revenues relevant to ARPU (CoS)	1,830	1,466	849	(3)	190	166	193
Average subscribers (in millions)	25.1	11.1	9.6	(3)	2.0	3.6	1.6
ARPU/month (in €) (6)	24	44	29	(3)	31	15	39

For the three months ended June 30, 2002	T-Mobile Deutschland	T-Mobile USA (2)	T-Mobile UK		T-Mobile Austria	T-Mobile CZ	T-Mobile Netherlands (7)
	millions of € (except where indicated)
Total revenue (4)	1,925	1,439	929		243	162	—
less: Terminal equipment	146	151	76		28	7	—
less: Other (5)	62	109	73		38	8	—
Service revenues relevant to ARPU (CoS)	1,717	1,179	780	(3)	177	147	—
Average subscribers (in millions)	23.1	7.8	9.2	(3)	2.0	3.1	—
ARPU/month (in €) (6)	25	51	28	(3)	30	16	—

(1)	ARPU is a non-GAAP financial measure because it is calculated using subscriber service revenues. The closest GAAP measure is total revenues. Although management uses ARPU calculated using subscriber service revenues in the operation of our mobile business, for comparative purposes, monthly ARPU for the three months ended June 30, 2002 calculated using total revenue is as follows: T-Mobile Deutschland: EUR 28; T-Mobile USA: EUR 53; T-Mobile UK: EUR 37; T-Mobile Austria: EUR 43; T-Mobile CZ: EUR 18; and T-Mobile Netherlands: EUR 46.
(2)	Includes T-Mobile USA, Inc. and Powertel, Inc.
(3)	Excluding Virgin Mobile.
(4)	These amounts relate to the companies' respective single-entity financial statements without reflecting consolidation adjustments or eliminations at the segment level.
(5)	Activation fees, VNO revenues, visitor revenues and other operating revenues.
(6)	Differences in the figures may be a result of rounding.
(7)	T-Mobile Netherlands was fully consolidated beginning September 30, 2002.

For the first time, T-Mobile USA recorded more than 10 million fixed-term contract subscribers at the end of the second quarter of 2003. Of the total 11.4 million customer base at the end of June 2003, more than 88 percent were fixed-term contract subscribers. Compared with the first quarter of 2003, the churn rate (For a definition of churn rate and the manner in which it is calculated in each geographic market, refer to "Item 4. Information on the Company – Description of Business Divisions – T-Mobile – Principle Markets" in our 2002 Annual Report on Form 20-F/A.) in the second quarter remained constant at 3.0 percent per month. Higher usage of voice services and the increased proportion of fixed-term contract subscribers resulted in monthly ARPU rising by USD 3 to USD 50 compared with the previous quarter. The strength of the euro as compared with the U.S. dollar meant that ARPU expressed in euros remained constant quarter-on-quarter at EUR 44.

T-Mobile Deutschland reconfirmed its position as the leading provider in the German mobile communications market in the second quarter of 2003. More than 53 percent of the 373 thousand net additions were fixed-term contract subscribers. At the end of the second quarter of 2003, the fixed-term contract subscriber segment accounted for a total of 47 percent of the customer base. The monthly churn rate of 1.4 percent was kept constant at the level of the previous quarters. Monthly ARPU in the second quarter of 2003 was EUR 24, slightly lower than in the same period last year, but higher than the figure of EUR 23 in the first quarter of 2003.

In the second quarter of 2003, the number of subscribers at T-Mobile UK rose by 287 thousand compared with the prior quarter, including 60 thousand fixed-term contract subscribers. The percentage of fixed-term contract subscribers remain constant compared with the end of 2002, at 19.2 percent of the total customer base. At 2.2 percent, the monthly churn rate decreased to the same level as in 2002. As a result of higher usage of voice services and a greater proportion of fixed-term contract subscribers, monthly ARPU increased to GBP 21 in the second quarter of 2003, up from GBP 19 in the previous quarter – due to currency translation adjustments this corresponded to an increase in euros from EUR 28 to EUR 29. In the second quarter of 2002, monthly ARPU was GBP 18.

Following stable development in the number of subscribers in the first quarter, T-Mobile Austria recorded a slight increase in the subscriber base in the second quarter of 2003. Compared with the first quarter of 2003, the percentage of fixed-term contract subscribers improved slightly to 46.4 percent, while the monthly churn rate for fixed-term contract subscribers dropped by 0.2 percentage points to 1.1 percent. Monthly ARPU grew to EUR 31, an increase on the EUR 30 recorded both in the second quarter of 2002 and the first quarter of 2003.

After the rebranding of T-Mobile CZ in May 2003, the Czech subsidiary reported a slight expansion in its subscriber base in the second quarter of 2003 and again improved its customer structure. Of the 57 thousand new additions, 45 thousand were fixed-term contract subscribers, which percentage of the total subscriber base grew to more than 21 percent. Monthly ARPU was stable quarter-on-quarter at EUR 15. Due to exchange rate fluctuations, this was lower than the ARPU figure of EUR 16 achieved in the second quarter of 2002. In the local currency, monthly ARPU increased by approximately one percent compared with the prior year period. The churn rate fell slightly quarter-on-quarter to 1.1 percent.

The development of T-Mobile Netherlands was very satisfactory in the second quarter of 2003. In the quarter ended June 30, 2003, this subsidiary attracted 65 thousand new customers quarter-on-quarter and maintained the aggregate share of fixed-term contract subscribers at 47 percent. The increase in monthly ARPU improved by EUR 5 quarter-on-quarter to more than EUR 39 in the second quarter of 2003 – the main reason for this was the increased use of voice services.

	For the three months ended June 30,			For the six months ended June 30,			For the twelve months ended
	2003	2002	% Change	2003	2002	% Change	December 31, 2002
	millions of € (except where indicated)
Total revenue (1)	5,557	4,675	18.9	10,867	9,140	18.9	19,735
T-Mobile Deutschland (2)	2,094	1,925	8.8	4,089	3,721	9.9	7,801
T-Mobile USA (2) (3)	1,767	1,439	22.8	3,449	2,796	23.4	6,138
T-Mobile UK (2)	1,060	929	14.1	2,096	1,849	13.4	3,997
T-Mobile Austria (2)	259	243	6.6	532	497	7.0	1,034
T-Mobile CZ (RadioMobil) (2)	189	162	16.7	369	325	13.5	705
T-Mobile Netherlands (2) (4)	219	—	n.m.	401	—	—	162
Results from ordinary business
activities (5)	475	(682)	n.m.	398	(1,543)	n.m.	(23,754)
Financial expense, net	(290)	(278)	(4.3)	(592)	(600)	1.3	(1,432)
Depreciation and amortization	(1,295)	(1,730)	25.1	(2,559)	(3,459)	26.0	(27,285)
Other taxes	(28)	(22)	(27.3)	(53)	(43)	(23.3)	(75)
Investments in property, plant and equipment and intangible
assets (6)	(556)	(746)	25.5	(990)	(1,261)	21.5	(3,484)

Number of employees (7)	40,986	38,143	7.5	41,306	37,957	8.8	38,943

n.m. – not meaningful
The T-Mobile division combines all the activities of T-Mobile International Holding GmbH, including T-Mobile Deutschland GmbH, T-Mobile (UK) Ltd., T-Mobile USA, Inc., Powertel, Inc., T-Mobile Czech Republic a.s., T-Mobile Austria GmbH, T-Mobile Netherlands B.V., as well as minority shareholdings in OJSC Mobile TeleSystems, Russia (MTS) and Polska Telefonia Cyfrowa, Poland (PTC).
(1)	Total revenue include inter-segment revenue.
(2)	These amounts relate to the companies' respective single-entity financial statements without reflecting consolidation adjustments or eliminations at the segment level.
(3)	Includes T-Mobile USA, Inc. and Powertel, Inc.
(4)	2002 figures include three months only as T-Mobile Netherlands was consolidated beginning September 30, 2002.
(5)	Different from amount report in previous year due to a change to cost-of-sales accounting. For further information, please refer to "Reconciliation to new structures."
(6)	Excluding goodwill.
(7)	Average number of employees during the period.

As in the first quarter of 2003, the significant year-on-year improvement in the T-Mobile division's total revenue in both the second quarter and the first half of 2003 was due to the substantial increase in the number of subscribers and to higher revenue per customer. In addition, the first-time consolidation of T-Mobile Netherlands has had a positive effect since the fourth quarter of 2002. Excluding revenue from the consolidation of T-Mobile Netherlands, revenue increased by 14.2 percent in the second quarter of 2003, compared with the same period last year. Revenue growth at T-Mobile Deutschland was driven primarily by an increased customer base, as was the increase in revenue at T-Mobile USA. Measured in local currency, revenue at T-Mobile USA increased by more than 52 percent year-on-year, although currency translation adjustments reduced the level of revenue growth when translated into euros. The improvement in revenue at T-Mobile UK is attributable to both higher monthly ARPU and the enlarged subscriber base. Foreign currency translation effects also countered this development. Measured in local currency, revenue increased by almost 27 percent in the UK compared with the second quarter of 2002.

The substantial improvement in the results from ordinary business activities in the second quarter of 2003, both year-on-year and quarter-on quarter, was due primarily to economies of scale and synergy effects, in addition to two special factors. The adjustment of the discount rate applied to pension accruals reduced earnings by EUR 7 million. With the sale of around 15 percent of the shares of Russian mobile communications operator MTS, the T-Mobile division recognized a gain of EUR 352 million in the second quarter of 2003. This amount had a positive effect on the results from ordinary business activities. T-Mobile now has a 25.1 percent stake in MTS. After elimination of the two special factors, the results from ordinary business activities in the quarter under review developed very positively to EUR 130 million. In addition to the positive operating developments, lower write-downs and amortization of goodwill and licenses significantly improved the year-on-year comparison.

Despite the continued business growth, T-Mobile succeeded in slightly reducing the average number of employees compared with the first quarter of 2003. Compared with June 30, 2002, organic business expansion and the first-time consolidation of T-Mobile Netherlands resulted in employee growth of 9 percent.

T-Online

T-Online International AG operates a combined business model comprising Internet access and non-access activities. It is one of the largest Internet access providers in Germany. Through its subsidiaries and associated companies, it is also present in France, Spain, Portugal, Austria and Switzerland.

T-Online further increased its customer base in the first half of 2003. The international subsidiaries contributed around 0.04 million net customer additions to the total number of customers in the first half of 2003. T-Online has migrated more customers to broadband services than any other European provider.

	As of June 30, 2003	As of December 31, 2002	% Change (1)	As of June 30, 2002	% Change (1)
	(millions, except percentages)
T-Online subscribers	12.67	12.24	3.5	11.57	9.5
of which: T-Online (Germany)	10.35	9.96	3.9	9.46	9.4
of which: Rest of Europe	2.32	2.28	1.8	2.11	10.0
DSL subscribers in total	3.22	2.80	15.0	2.29	40.6

(1)	Percentages calculated on the basis of figures shown.

Business with broadband Internet products was once again T-Online's major growth driver in the second quarter of 2003, both in Germany and the rest of Europe. DSL customers accounted for 25 percent of the total customer base at June 30, 2003, a year-on-year increase of around five percentage points. At 3.01 million, DSL customers accounted for 29 percent of T-Online Germany's total customers at June 30, 2003. High growth rates were recorded among T-Online Germany's flat-rate customers, increasing 32.6 percent year-on-year at the end of June. The volume tariffs introduced by T-Online Germany towards the end of 2002 also met with a positive response, with the number of customers rising to 177,000. This represents a 140 percent increase in the number of customers using these volume tariffs in the past six months. The international broadband business also recorded continued growth. With around 210,000 customers at June 30, 2003, the number of broadband customers served by T-Online's international subsidiaries more than doubled from the figure of approximately 100,000 at the same time in the prior year. The Spanish subsidiary Ya.com again reported high growth rates in its broadband business in the second quarter of 2003. Year-on-year ADSL customer growth at Ya.com was 136 percent.

An encouraging sign is that the average time spent online by customers in the second quarter of 2003 decreased only minimally as compared with the high figures for the first quarter of 2003. In T-Online Germany's access business, the average number of online minutes per customer per month was 3,240 at June 30, 2003. This represents a year-on-year increase of 54.7 percent. At 3,248 online minutes per customer per month, the first quarter of 2003 reflected the increased demand for information by customers, fueled by the geopolitical situation.

One focus of T-Online's business model is on consolidating interactive customer relationships by selectively channeling customers through the T-Online portal environment and its continuously expanding range of product and service offerings. In response to the growing customer willingness to pay for Internet content, T-Online's paid content product offerings were further expanded in the second quarter. Services also contributed to the positive development in the quarter ended June 30, 2003. The T-Online software version 5.0 presented at this year's CeBIT was installed by almost 1.5 million customers in the first three months since its launch (April to June 2003), and an average of 13,000 new installations are being added daily.

	For the three months ended June 30,			For the six months ended June 30,			For the twelve months ended December 31,
	2003	2002	% Change	2003	2002	% Change	2002
	millions of € (except where indicated)
Total revenue (1)	449	372	20.7	894	738	21.1	1,584
Germany	408	336	21.4	813	676	20.3	1,444
Rest of Europe	41	36	13.9	81	62	30.6	140
Results from ordinary business activities (2)	21	(56)	n.m.	23	(149)	n.m.	(471)
Financial income (expense), net	25	22	13.6	54	46	17.4	(137)
Depreciation and amortization	(105)	(105)	n.m.	(207)	(208)	0.5	(435)
Other taxes	0	(2)	n.m.	0	(2)	n.m.	(2)
Investments in property, plant and equipment and intangible assets (3)	(10)	(16)	37.5	(18)	(37)	51.4	(101)
Number of employees (4)	2,655	2,458	8.0	2,644	2,475	6.8	2,536

n.m. – not meaningful
Amounts presented in accordance with German GAAP, as applied throughout the Group, which differ from those published in the reports of T-Online International AG in accordance with IFRS.
(1)	Total revenue include inter-segment revenue.
(2)	Different from amount reported in previous year due to a change to cost-of-sales accounting. For further information, please refer to "Reconciliation to new structures."
(3)	Excluding goodwill.
(4)	Average number of employees during the period.

In the second quarter of the 2003 financial year, the T-Online division again recorded a substantial increase in total revenue. The second quarter saw slight growth compared with the high total revenue reported in the first quarter. This development is particularly encouraging because the geopolitical situation in the first quarter boosted customer demand for information, resulting in greater Internet usage, while the underlying trends in the Internet media market resurfaced more tangibly in the second quarter. The continued growth in the number of broadband customers was the most significant factor driving the growth in T-Online's total revenue in the second quarter, compared with both the second quarter and first half of the previous year. All amounts and disclosures relating to the operational development of the T-Online division for 2002 are presented without the figures for DeTeMedien, which had been transferred to the T-Com division as of January 1, 2003.

As in the first quarter, the year-on-year increase in results from ordinary business activities in the second quarter of 2003 is also a result of the economies of scale achieved through customer growth in high-quality price segments, and the systematic management of network capacities. As a result of these economies of scale, cost of sales grew at a significantly lower rate overall than revenue in both the second quarter and the first six months of 2003. Despite the double-digit year-on-year revenue growth, selling costs also remained almost unchanged in the second quarter of 2003, both quarter-on-quarter and year-on-year.

The gain from the sale of t-info to DeTeMedien (EUR 26 million) in the second quarter of 2003 had a positive impact on results from ordinary business activities, while second quarter 2002 was influenced by a gain of EUR 27 million from the sale of T-Motion plc. to T-Mobile.

The average number of employees rose slightly in the second quarter of 2003 as a consequence of T-Online's business expansion. An increase of 188 employees in T-Online Germany's headcount since the beginning of the year was offset in part by a reduction of 80 employees reported in the Rest of Europe.

Group Headquarters & Shared Services

The internal reorganization of Deutsche Telekom to create a virtual strategic management holding was completed, both in terms of organization and staffing, in the first half of 2003. As part of the reorganization, those units that had formerly been subsumed under "Other" have now been renamed "Group Headquarters & Shared Services." Managing the Group headquarters in this way, coupled with a substantial streamlining and decentralization of the organization, is intended to further enhance the competitive strength of all units in the Group. According to the division of responsibilities between Group headquarters and the operating divisions, the latter assume full responsibility for managing operational businesses, while Group headquarters is now solely responsible for strategic and cross-divisional management functions. All other operating functions not directly related to the core business of the divisions are now assumed by Shared Services, which includes the Personnel Service Agency (PSA), Billing Services, the real estate business and DeTeFleetServices GmbH.

The PSA, with its nationwide organizational structure, continued to support the workforce reductions we pursued in the second quarter of 2003. In the second quarter, around 3,200 employees were transferred to the PSA, in addition to the approximately 5,300 employees assigned to the PSA at the end of the first quarter of 2003. Most employees in the PSA originated from T- Com, and were transferred as part of that division's program to reduce costs. Of the total number of employees transferred to the PSA, around 300 are employed in the operational activities of the PSA. As of June 30, 2003, more than 2,200 employees have been reassigned to temporary or permanent new positions since the beginning of the year, including approximately 900 employees in the second quarter alone. More than 800 of the reassigned employees have been able to find permanent new jobs, the majority of which are positions within the Group, and have since left the PSA, including around 600 employees in the second quarter of 2003. During the first half of the year, around 1,300 employees were reassigned to internal temporary positions and another approximately 100 employees to external temporary positions.

In pursuit of the monetization of assets strategy, additional real estate assets were sold in the second quarter of 2003, generating cash inflows of EUR 0.1 billion from real estate sales. Thus, the total cash inflows from real estate sales in the first half of 2003 amounted to approximately EUR 0.3 billion, a large portion of which resulted from sales agreements that were concluded in 2002.

	For the three months ended June 30,			For the six months ended June 30,			For the twelve months ended
	2003	2002	% Change	2003	2002	% Change	December 31, 2002
	millions of € (except where indicated)
Total revenue (1)	1,071	966	10.9	2,164	1,923	12.5	4,411
Results from ordinary business activities (2)	(626)	(1,494)	58.1	(1,452)	(2,731)	46.8	(4,690)
Financial expense, net	(469)	(743)	36.9	(1,148)	(1,704)	32.6	(3,603)
Depreciation and amortization	(213)	(407)	47.7	(499)	(640)	22.0	(1,298)
Other taxes	(16)	(3)	n.m.	(29)	(18)	(61.1)	(236)
Number of employees (3)	23,698	17,728	33.7	22,671	17,811	27.3	17,870

(1)	Total revenue include inter-segment revenue.
(2)	Different from amount reported in previous year due to a change to cost-of-sales accounting. For further information, please refer to "Reconciliation to new structures."
(3)	Average number of employees during the period.

The total revenue from the activities of Group Headquarters & Shared Services in the first half of 2003 was strongly influenced by the baseline effects of organizational changes in prior periods. Since the formation of DeTeFleetServices GmbH on July 1, 2002, the services rendered by this cross-divisional vehicle fleet management entity have been recognized as revenue, and therefore no figures exist for the revenue generated in this segment in the first six months of 2002. Furthermore, the transfer of the operational business of T-Mobile Deutschland's antenna support portfolio to DFMG (Deutsche Funkturm GmbH) in the fourth quarter of 2002 also led to a revenue contribution in the first half of 2003.

Compared with the first half of 2002, the results from ordinary business activities improved in the six-month period ended June 30, 2003. This improvement was due primarily to the non-recurrence of the valuation adjustment and losses on the sale of France Telecom shares totaling EUR 613 million in the first half of 2002 which resulted in a decrease in net financial expense. Furthermore, gains totaling approximately EUR 140 million were recognized on the sale of shares in Eutelsat S.A. (EUR 65 million), Joint Venture UMC (Ukrainian Mobile Communications) (EUR 54 million) and Celcom (Malaysia) Sdn.Bhd. (EUR 20 million). Transfer payments of EUR 131 million by T-Com for staff transferred to the PSA during the first half of 2003 also contributed to the improved results. A valuation adjustment for pension accruals in the second quarter of 2003 gave rise to a special charge against earnings in the amount of EUR 26 million.

As of June 30, 2003, the number of employees was 22,671. The increase compared with the prior-year period was primarily due to the transfer of employees from other divisions to the PSA.

LIQUIDITY AND CAPITAL RESOURCES

The following table provides information regarding our cash flows.

	For the six-months ended June 30,
	2003	2002
	(millions of €)

Net cash provided by operating activities	6,260	6,645
Net cash used for investing activities	(4,222)	(7,392)
Net cash used for financing activities	(478)	(307)
Effect of foreign exchange rate changes on cash and cash equivalents	(18)	(14)
Net increase (decrease) in cash and cash equivalents (1)	1,542	(1,068)
Cash and cash equivalents, at beginning of the period	1,712	2,738
Cash and cash equivalents, at end of the period	3,254	1,670

(1)	Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

Liquidity

Net Cash Provided by Operating Activities

Net cash provided by operating activities in the first half of 2003 amounted to EUR 6.3 billion. This represents a decrease of EUR 0.4 billion. This development was influenced in particular by the lower level of tax refunds, while tax payments increased. The higher Group results in the first half of 2003 are offset in part by a change in non-cash transactions in the amount of EUR 1.4 billion primarily as a result of valuation adjustments for the net carrying amount of our stake in France Telecom recorded in 2002 and deconsolidation effects with respect to Telecash, SIRIS and Multilink. Furthermore, adjustments were made relating mainly to the gain of EUR 352 million from the sale of MTS. The proceeds from the sale of these shares are shown under net cash used for investing activities.

Net Cash Used for Investing Activities

During the six month period ended June 30, 2003, our net cash used for investing activities amounted to EUR 4.2 billion. The cash outflow in the first half of the prior year amounted to EUR 7.4 billion.

Lower cash outflows for investments in property, plant and equipment (EUR 1.4 billion) contributed to the decrease in investing activities. Furthermore, the acquisition of T-Systems ITS (formerly debis Systemhaus) (EUR 4.7 billion) impacted the figures for the previous year. The divestiture of fully consolidated companies, mainly the sale of cable businesses, financial assets, and property, plant and equipment, boosted the cash inflow by EUR 2.1 billion year-on-year.

By contrast, temporary cash investments with original maturities in excess of three months increased by EUR 4.8 billion.

Net Cash Used for Financing Activities

Net cash used for financing activities increased by EUR 0.2 billion in the first six months of the year to EUR 0.5 billion compared with the same period in the previous year. Net additions to medium-term and long-term borrowings decreased by EUR 2.0 billion in 2003, primarily due to the issuance of a convertible bond, offset in part by the repurchase of bonds issued by T-Mobile USA.

The net change in short-term debt remained at the same level, however. Net cash used for financing activities in the first half of last year included dividend payments of EUR 1.6 billion. For the financial year 2002 we did not pay dividends. The Board of Management intends to recommend reinstatement of the dividend for the 2004 financial year, payable in 2005.

Capital Resources

The following table summarizes our total debt as of June 30, 2003 and December 31, 2002:

	As of June 30, 2003	As of December 31, 2002	Change	% Change
	(in millions of €)

Bonds and debentures	56,776	56,752	24	0.04
Liabilities to banks	4,472	6,292	(1,820)	(28.9)
Total debt	61,248	63,044	(1,796)	(2.9)

The following table summarizes the development of liquid assets:

	As of June 30, 2003	As of December 31, 2002	Change	% Change
	(in millions of €)

Total liquid assets	8,526	1,905	6,621	347.6

Our total debt at June 30, 2003, decreased from the 2002 year-end level of EUR 63.0 billion to EUR 61.3 billion. The Federal Republic has guaranteed EUR 14.5 billion of these liabilities. For 2003, we have set as a key objective the continued reduction of our debt position to support our credit standing, address investor concerns about our debt burden and enhance our long-range flexibility and growth. For more information regarding debt maturities refer to "Contractual Obligations and Other Commitments - Financial Indebtedness."

In the first half of 2003, we decreased our debt position as a result of repayment of medium term notes and borrower's note loans at maturity. Further, we increased our liquid financial assets through a combination of factors. Among the major contributions were cash generated from operations (EUR 6.3 billion), the sale of the remaining six regional cable companies (EUR 1.7 billion) and several minority shareholdings (EUR 0.9 billion) as well as real estate disposals (EUR 0.3 billion). Our debt position was also positively affected by changes in foreign currency exchange rates (EUR 1.1 billion) principally related to the ongoing weakening of the U.S. Dollar against the Euro.

We intend to use a portion of our liquid financial assets for the redemption of certain series of our medium term notes amounting to EUR 2.5 billion, which are due in August 2003, and fixed rate bonds amounting to EUR 2.6 billion, which mature in September 2003. For more information regarding our total liabilities refer to note (11) to the condensed consolidated financial statements.

We employ a variety of financing sources to fund our operations and liquidity needs. The principal financial instruments we use are bonds, medium term notes and commercial paper issued in various jurisdictions and in various currencies. Further sources of liquidity are committed credit facilities, consisting of bilateral credit agreements and syndicated loans.

Interest Step-Up Provisions and Credit Ratings

On June 24, 2003 Moody's changed the outlook from stable to positive for our Baa3 senior unsecured debt rating. Standard and Poor's affirmed its BBB+ on our senior unsecured debt rating with a stable outlook on July 10, 2003. In the first half of 2003 we issued EUR 2.4 billion medium term notes with a step-up in interest trigger. In the event of a change in the ratings of our senior unsecured debt rating given by Moody's and/or Standard and Poor's that causes both ratings by both agencies to be below Baa1 by Moody's and BBB+ by Standard and Poor's, the interest rates on these notes will increase by 50 basis points. We estimate that such a step-up would result in an increase in our interest expense of approximately EUR 11.8 million per annum.

Lines of Credit

On June 30, 2003, we and our subsidiaries had committed credit facilities with banks totaling approximately EUR 20.9 billion, as well as credit facilities on demand of approximately EUR 0.5 billion. The credit facilities include two syndicated loan facilities: one having Deutsche Telekom AG and its Dutch finance subsidiary, Deutsche Telekom International Finance B.V., as borrowers (the "DT loan facility"), in the aggregate amount of EUR 12.0 billion, and one having T-Mobile UK as borrower (the "T-Mobile UK loan facility") in the aggregate amount of GBP 2.8 billion (EUR 4.0 billion). On June 30, 2003, there were no outstanding borrowings under the DT loan facility but we had EUR 50 million of outstanding commercial paper which reduces our capability to draw borrowings under Tranche A (EUR 5.0 billion) of the DT loan facility. Tranche A of the DT loan facility serves as a back-up for our commercial paper program. Under the T-Mobile UK loan facility GBP 1.1 billion (EUR 1.6 billion) was outstanding on June 30, 2003.

Also included in our group's credit facilities are committed lines of credit through multiple bilateral unsecured credit agreements with various banks which are usually on a revolving basis. On June 30, 2003, we had committed lines of credit through these agreements totaling EUR 5.0 billion. The interest and commitment fees payable on these facilities are based upon the terms of each specific contract. Approximately EUR 0.6 billion in aggregate principal amount was outstanding under these agreements on June 30, 2003.

Our bank loan agreements contain customary provisions relating to defaults and material adverse changes affecting Deutsche Telekom AG and/or the relevant borrower. As a result of these provisions, the non-payment of a significant amount of debt when due or the acceleration of due dates can result in all or part of our bank debt becoming due or make our committed lines of credit unavailable. Our syndicated loan facilities and, on June 30, 2003, EUR 0.9 billion of our bilateral credit agreements each contain a financial covenant that requires us to maintain a ratio of EBITDA to net interest payable, each as defined therein, of 3:1, tested for each twelve month period ending in June and December of each year. On June 30, 2003, we were in full compliance with these covenants. The covenants in our loan agreements also set conditions for permitted security interests, disposals and certain types of additional borrowings and guarantees. We do not expect that these negative covenants will materially affect our debt reduction plans or our ability to raise capital as needed.

Capital Requirements

Our funding sources during 2003 primarily consist of cash flow from operations, proceeds from the sale of interests in certain subsidiaries and affiliates, proceeds from the sale or other monetization of assets (including real estate) and through external financing in the debt market. We cannot, however, offer assurances that we will be able to meet all our cash flow and deleveraging objectives. For further information concerning risks associated with our liquidity management, see "Item 3. Key Information—Risk Factors" contained in our Annual Report on Form 20-F/A for the year ended December 31, 2002.

Capital Expenditures and Investments

The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies as well as proceeds from the sales of non-current assets and investments.

	For the six months ended June 30,
	2003	2002	Change	% Change
	(millions of €, except percentages)
Capital expenditures	2,294	3,827	(1,533)	(40.1)
Investments	247	5,154	(4,907)	(95.2)
Proceeds from sales of non-current assets and investments	(3,111)	(968)	(2,143)	n.m.
Other	4,792	(621)	5,413	n.m.
Net cash used for investing activities	4,222	7,392	(3,170)	(42.9)
n.m. — not meaningful

Capital Expenditures

The following table provides information about our capital expenditures for the years presented. Other capital expenditures include advanced payments and construction in progress, as well as plant and office equipment.

	For the six months ended June 30,
	2003	2002	Change	% Change
	(millions of €, except percentages)

Intangible assets (excluding goodwill)	218	368	(150)	(40.8)
Fixed networks	475	1,075	(600)	(55.8)
Mobile networks	267	348	(81)	(23.3)
Buildings	40	77	(37)	(48.1)
Other capital expenditures	1,294	1,959	(665)	(33.9)
Total capital expenditures	2,294	3,827	(1,533)	(40.1)

The reduction in total capital expenditures in the first half of 2003 compared to the same period of 2002 reflects the further reduction in our capital spending as networks have been completed and reductions made to reduce cash outflows.

Accordingly, capital expenditures for networks decreased in particular for transmission and radio equipment (total EUR 0.6 billion). Other capital expenditures included advanced payments and construction in progress, which mainly decreased due to the reduction in expenditures for fixed networks under construction (EUR 0.5 billion).

For 2003 we expect to invest between EUR 6.7 and 7.7 billion in intangible assets (excluding goodwill) and property, plant and equipment. The precise amount of our capital expenditures will depend in part on the development of our cash flows in 2003.

Investments

Investments in subsidiaries, associated companies and other financial assets amounted to EUR 0.2 billion in the first half of 2003. The significant decrease is primarily attributable to the cash outflow for the full acquisition of T-System ITS GmbH (EUR 4.7 billion) in the first half of 2002.

Contractual Obligations and Other Commitments

At June 30, 2003, we had contractual cash obligations for accruals totaling EUR 14.7 billion and liabilities totaling EUR 71.9 billion. In addition, we have other financial obligations for payments to special pension funds, purchase commitments, commitments arising from transactions not yet settled and operating leases.

Financial Indebtedness

The following table summarizes financial indebtedness recorded on our balance sheet under liabilities as of June 30, 2003:

		Payments due by period
	Total	Less than 1 Year	1-5 Years	After 5 Years
	(millions of €)

Financial indebtness
Bonds and debentures	56,776	11,180	28,990	16,606
Liabilities to banks	4,472	643	2,517	1,312
Total Debt	61,248	11,823	31,507	17,918

For more information regarding our indebtedness refer to "— Liquidity and Capital Resources — Capital Resources" and note (11) in the condensed consolidated financial statements.

At June 30, 2003, the undiscounted value of capital lease obligations amounted to EUR 890 million (EUR 965 million at December 31, 2002), primarily for office buildings with varying terms of up to 25 years.

Other Financial Obligations

Other financial obligations at June 30, 2003, consisted of the following:

		Payments due by period
	Total	Less than 1 Year	After 1 Year
	(millions of €)

Present value of payments to special pension fund	8,840	831	8,009
Purchase commitments for interest in other companies	598	88	510
Purchase commitments for capital projects in progress, including obligations arising from future expenditures	1,860	1,667	193
Commitments arising from transactions not yet consummated	261	194	67
Operating leases	10,929	1,691	9,238
Other financial obligations	19	8	11
Total other financial obligations	22,507	4,479	18,028

The purchase commitments for interest in other companies declined by EUR 0.2 billion, primarily as a result of an adverse determination of the arbitration panel relating to T-Mobile's claim of exercising its right to acquire additional shares in PTC.

Purchase commitments for capital projects in progress including obligations arising from future expenditures increased by EUR 0.6 billion compared with the year ended 2002 due to the settlement of new contracts. Generally, these obligations increase in the second quarter and decrease at year end because capital projects are approved at the beginning of the year and often start in the second quarter. Most projects are completed at year-end, which results in lower obligations at year-end.

Commitments arising from transactions not yet settled concern pending transactions that are open at the balance sheet date, which decreased by EUR 0.2 billion in 2003 and primarily relate to T-Mobile.

The total future payment obligations under non-cancelable operating leases amounted to EUR 10.9 billion over varying terms of up to 25 years. In the first half of 2003, new lease agreements have been consummated, primarily for radio towers and real estate.

Other financial obligations primarily concern contingent contractual obligations.

Guarantees and commitments

The following table summarizes liabilities arising from warranty agreements and guarantees as of June 30, 2003:

		Payments due by period
	Total	Less than 1 Year	After 1 Year
	(millions of €)

Liabilities arising from warranty agreements	1,037	—	1,037
Guarantees	54	—	54
Total guarantees and commitments	1,091	—	1,091

We are a 45% partner in a consortium that has contracted with the Federal Republic of Germany to develop and operate, through a separate operating joint venture company (the "project company"), a toll collection system for the use by certain commercial vehicles of roadways in Germany. Pursuant to this arrangement, we have, along with our partners, Daimler Chrysler Services AG (another 45% owner of the project company) and Compagnie Financiere et Industrielle des Autoroute S.A. (a 10% owner of the project company), guaranteed, on a joint and several basis through the first year of approved operation of the toll collection system, the successful completion and operation of the toll collection system. In the event that the toll collection system does not become operational on schedule (August 31, 2003), the project company will not begin receiving revenues pursuant to this arrangement and may become subject to contractual penalties up to a maximum of EUR 500,000 per day during the period of delayed commencement of operations. Additionally, in the event the system does not operate effectively upon completion, or the project company does not meet certain project benchmarks by specified times prior to commencement of operation of the system, the amount of revenues to be received by the project company pursuant to this arrangement after the commencement of operations may be significantly reduced, and generally the project company may be subject to significant penalties as well (limited starting from the first nine months following the issuance of the preliminary operating certificate, to an aggregate of EUR 75 million per annum, then to EUR 150 million per annum until the issuance of the final operating certificate, and thereafter to EUR 100 million per annum, with these amounts pro rated for less than full year periods and increased by 3% per business year). Further, subsequent to the commencement of operation of the system, there are no restrictions on the ability of the Federal Republic to recover damages under the general law of contract and torts. We are also obligated, on a joint and several basis with our partners in the consortium, to continue to fund the losses of the project company, including losses as a result of penalties and damages, and to maintain certain levels of equity of the project company, through the term of this arrangement.

In addition, along with our partners in the consortium, we have guaranteed certain bank indebtedness incurred by the project company. Subsequent to June 30, 2003, our portion of such guaranteed indebtedness increased to approximately EUR 214 million. Such indebtedness matures on September 30, 2003, at which time the project company must refinance such indebtedness or obtain an extension of its repayment. The project company is currently negotiating with the lending banks to conclude a project financing arrangement that will have the effect of refinancing existing indebtedness and provide necessary working capital to the project company. No assurance can be given that such negotiations will be successfully concluded prior to the maturity date of the indebtedness, if at all. In such event, we, and our partners in the consortium, may be required to satisfy our obligations under the guarantee.

CRITICAL ACCOUNTING POLICIES UNDER U.S. GAAP

The reconciliation of our consolidated financial statements from German GAAP to U.S. GAAP is dependent upon accounting methods, assumptions and estimates that we use as a basis for the preparation of our financial statement amounts under U.S. GAAP. In addition to those items previously discussed in our 2002 annual report on Form 20-F/A under Part I, Item 5. Operating and Financial Review and Prospects, Critical Accounting Policies Under U.S. GAAP, we have identified the following additional critical accounting policy and related methods, assumptions, estimates and uncertainties, which we believe are necessary to understanding the underlying financial reporting risks and the impact that these items have on our reconciled U.S. GAAP financial statement presentation.

Provisions for Asset Retirement Obligations

We adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations," ("SFAS 143") as of January 1, 2003. This standard requires that the fair value of a liability for a legal obligation associated with the retirement of long-lived assets and the associated asset retirement costs be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The determination of the fair value of the liability, which requires significant judgment, is generally based on the present value of expected future cash flows. These estimates used in the determination of fair value are complex and require us to gather market information and develop cash flow models which are subject to change as new information becomes available to us. Revisions to our estimates of these asset retirement obligations may significantly affect future operating results.

RECONCILING DIFFERENCES BETWEEN GERMAN GAAP AND U.S. GAAP

Our results are reported under German GAAP and differ from our results presented under U.S. GAAP, as summarized in note (14) of our condensed consolidated financial statements for the periods ended June 30, 2003 and June 30, 2002. A detailed discussion and quantification of significant differences between German GAAP and U.S. GAAP applicable to our condensed consolidated financial statements and which are generally consistent with our prior year reconciling items are described in note (40) through (43) of our consolidated financial statements contained in our 2002 Annual Report on Form 20-F/A. Additional significant differences arising during the six-month period ended June 30, 2003 are summarized below.

Differences in accounting for asset retirement obligations

Under German GAAP, we record periodic charges to operating expense for the future expected remediation activities that will be performed upon retirement of long-lived assets. This approach is generally consistent with the approach followed under U.S. GAAP, until we adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") on January 1, 2003. On that date, we recognized the fair value of the liabilities for asset retirement obligations and capitalized the associated asset retirement costs to the carrying amounts of the associated long-lived assets. These asset retirement obligations are being accreted to their present values through charges to operating expense, and the capitalized asset retirement costs are being depreciated over the associated asset's useful life.

Accounting for guarantees

We adopted the initial recognition and measurement provisions of the Financial Accounting Standards Board Interpretation No. 45 for guarantees issued or modified after December 31, 2002, which did not have a material impact on our results of operations, financial position or cash flow.

OTHER INFORMATION

Change in members of supervisory board

Franz Treml has been appointed to the Deutsche Telekom AG Supervisory Board as an employee representative with effect from July 8, 2003, by order of the Bonn District Court. He succeeds Rüdiger Schulze, who resigned as of July 1, 2003, after having stepped down as National Head of the Industrial Sector of the ver.di trade union.

Matters approved at the 2003 shareholders' meeting

At the Deutsche Telekom AG Shareholders' Meeting held on Tuesday, May 20, 2003 in Cologne, Germany, the following matters were approved by the shareholders:

1.	The financial statements and the consolidated financial statements as of December 31, 2002 approved by the Supervisory Board, the combined management report for Deutsche Telekom AG and the Group and the Supervisory Board's report on the 2002 financial year.
2.	The Board of Management's actions for the 2002 financial year.
3.	The Supervisory Board's actions for the 2002 financial year.
4.	The appointment of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, and Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft, Stuttgart, as the independent auditor and Group auditor for the 2003 financial year.
5.	Election of the following five members to the Supervisory Board:
a.	Dr. Manfred Overhaus, St. Augustin, State Secretary at the Federal Ministry of Finance, as a shareholder representative to serve for the period up to the end of the Shareholders' Meeting which passes a resolution on the approval of the Supervisory Board's actions for the 2007 financial year.
b.	Dr. Klaus Zumwinkel, Cologne, Chairman of the Board of Management of Deutsche Post AG, as a shareholder representative to serve for the period up to the end of the Shareholders' Meeting which passes a resolution on the approval of the Supervisory Board's actions for the 2007 financial year.
c.	Dr. Hans-Jürgen Schinzler, Ottobrunn, Chairman of the Board of Management of Münchener Rückversicherungs-Gesellschaft, as a shareholder representative to serve for the period up to the end of the Shareholders' Meeting which passes a resolution on the approval of the Supervisory Board's actions for the 2007 financial year.
d.	Dr. Wendelin Wiedeking, Bietigheim-Bissingen, Chairman of the Board of Management of Dr. Ing. h.c. F. Porsche AG, as a shareholder representative to serve for the period up to the end of the Shareholders' Meeting which passes a resolution on the approval of the Supervisory Board's actions for the 2007 financial year.
e.	Dr. Klaus G. Schlede, Carabietta/Switzerland, Chairman of the Supervisory Board of Deutsche Lufthansa AG, as a shareholder representative to serve for the period up to the end of the Shareholders' Meeting which passes a resolution on the approval of the Supervisory Board's actions for the 2007 financial year.
6.	Resolution renewing the authorization of Deutsche Telekom to purchase its own shares. The resolution adopted authorizes the Board of Management to purchase a total of 419,775,242 shares by November 19, 2004, which is slightly less than 10 % of our capital stock. Any such purchase is subject to various restrictions relating to, among other things, the manner and timing of such purchase. Any shares purchased may be resold through a stock exchange or directly to a third party, including in connection with acquisitions and mergers. Deutsche Telekom can also redeem its own shares.

7.	Resolution to conclude nine profit and loss transfer agreements with certain of our wholly owned subsidiaries as follows:
-	DeTeFleetServicesGmbH
-	DT Satelliten Holding GmbH
-	GSH Global Satelliten Beteiligungs Holding GmbH
-	NAB Nordamerika Beteiligungs Holding GmbH
-	DeTeAsia Holding GmbH
-	DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH
-	T-Systems Training GmbH
-	TROMBA Telekommunikationsdienste GmbH (in future: DeTeAssekuranz Deutsche Telekom Assekuranz-Vermittlungsgesellschaft mbH)
-	MediaBroadcast GmbH

These profit and loss transfer agreements generally provide that the subsidiary concerned is obliged to transfer its entire profits (as determined in accordance with the agreement) to Deutsche Telekom AG during the term of the agreement. Deutsche Telekom AG is obliged to compensate any net loss for the year arising for the subsidiary during the term of the agreement that cannot be compensated by reserves set up during the term of the agreement in accordance with certain statutory provisions. The agreements provide for automatic one-year renewals if not previously terminated pursuant to the terms of the agreement.

8.	Amendments to the Articles of Incorporation in order to comply with the Transparency and Disclosure Act. The amendments to our Articles of Incorporation provide in relevant part as follows:
a.	Amendment of § 4 to provide that announcements of Deutsche Telekom shall be published in the electronic Federal Gazette.
b.	Amendment of § 14(2) to provide that convocation (notice of the annual shareholders meeting) shall be published in the electronic Federal Gazette at least one month prior to the date by which shareholders have to register for the shareholders' meeting.
c.	Amendment of § 19(1) to provide that the Board of Management shall submit to the Supervisory Board the annual financial statements and the management report as well as the consolidated financial statements and the Group management report for the previous year within the first three months of the financial year without delay after the preparation thereof. The Board of Management must submit the proposal for the appropriation of net income to the Supervisory Board at the same time.

INVESTIGATIONS AND RELATED LEGAL PROCEEDINGS

We are subject to other ongoing litigation, investigations and proceedings, including those described in our Annual Report on Form 20-F/A, filed with the U.S. Securities and Exchange Commission on June 27, 2003, and our reports on Form 6-K filed with the U.S. Securities and Exchange Commission on June 26, 2003 and July 14, 2003. Additional developments are summarized below.

Investigations

According to a press release issued by the Bonn public prosecutor, the public prosecutor's investigation into whether the book values we recorded relating to certain of our fixed assets have been overvalued in our 1995 opening balance sheet and in later balance sheets, has been concluded without action. However, the investigation into whether the book values we recorded relating to our real property portfolio have been overvalued in our 1995 opening balance sheet and in later balance sheets, is ongoing.

Also according to a press release issued by the Bonn public prosecutor, the public prosecutor's investigation concerning alleged breaches of duty by members of the Supervisory Board and past and present members of the Management Board with regard to our 2001 stock option program, the issuance of stock options and other management compensation arrangements and benefits paid or to be paid to our former Management Board chairman in connection with his withdrawal from the company, has been concluded without action.

As previously disclosed, purported purchasers of our shares of common stock sold pursuant to prospectuses dated May 28, 1999 and May 26, 2000 have filed a number of lawsuits in Germany that, among other claims, allege that we failed to disclose certain risks as well as ongoing discussions in the Management Board in anticipation of the One2One transaction (now T-Mobile UK). We understand that the Bonn public prosecutor has declined to open criminal investigations with respect to these allegations.

Local Loop Access

In May 2003, the European Commission (EC) adopted a decision against Deutsche Telekom AG for allegedly abusing its dominant position through unfair pricing practices in connection with the provision of local access to its fixed-line telecommunications network (local loops). The EC held that since 1998 there has been a negative margin between the wholesale charges for access to the unbundled local loop, including product specific costs and the weighted retail prices for analogue, ISDN and DSL subscriber lines (referred to by the EC as a price squeeze). According to the EC, this practice had the effect of impeding competitors in the market for access to the local loop. The EC stated that the alleged unfair pricing practices occurred since January 1, 1998, but that the infringement was less grave in the period since January 1, 2002, due to the price adjustments implemented under the regulatory provisions in Germany. The EC obliged the Company to end the alleged unfair pricing practices immediately and levied a fine of EUR 12.6 million on the Company. The EC's action stems from complaints by some of our competitors. In July 2003, we filed a lawsuit with the European Court of Justice to obtain reversal of the EU Commission's decision and penalty with respect to local access to our fixed-line network.

In April 2003, the German telecommunications regulator issued a decision adjusting the rates for access to the local loop from May 1, 2003, through March 31, 2005. In May 2003, we, and certain of our competitors, filed complaints with the Cologne Administrative Court seeking reversal of this decision.

In April 2003 the Appellate Administrative Court in Muenster rejected the German telecommunications regulator's appeal with respect to the injunction we received in respect of the German telecommunications regulator imposing upon us the obligation to modify our contractual conditions for the provision of access to the local loop. Accordingly, the injunction remains valid while the proceedings in the main action are still pending.

Retail Markets

In December 2002, the German telecommunications regulator imposed upon us the obligation to raise our rates contractually agreed with two closed user groups. We asked the courts for an injunction and filed a complaint in the main action. The Cologne Administrative Court granted the requested injunction. In April 2003, the German telecommunications regulator appealed this decision. The proceedings in the main action are still pending.

Radio Frequency Emissions

Media reports have suggested that radio frequency emissions from wireless handsets and cell sites may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. Whether or not such research or studies conclude there is a link between radio frequency emissions and health, these concerns over radio frequency emissions may discourage the use of wireless handsets and may result in significant restrictions on the location and operation of cell sites, either or both of which could have a material adverse effect on our or on T-Mobile USA's results of operations. T-Mobile USA is subject to current, and potentially future, litigation relating to these health concerns. Several amended class action lawsuits have been filed against T-Mobile USA and several other wireless service operators and wireless phone manufacturers, asserting products liability, breach of warranty and other claims relating to radio frequency transmissions to and from wireless handsets. The complaints seek substantial money damages as well as injunctive relief. However, these cases were recently dismissed with prejudice, but the plaintiffs have appealed this dismissal.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Vice President

Date: August 25, 2003